As filed with the Securities and Exchange Commission on March 3, 2006

Registration No. 333-131915

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under The Securities Act of 1933

SHOE PAVILION, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-3289691
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

13245 Riverside Drive, Suite 450

Sherman Oaks, California 91423

(818) 907-9975

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dmitry Beinus

Chief Executive Officer

Shoe Pavilion, Inc.

13245 Riverside Drive, Suite 450

Sherman Oaks, California 91423

(818) 907-9975

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

A. John Murphy, Esq. Debra K. Weiner, Esq. Wickersham & Murphy a Professional Corporation 430 Cambridge Avenue, Suite 100 Palo Alto, California 94306 (650) 323-6400	Kenneth L. Guernsey, Esq. Gian-Michele a Marca, Esq. Christopher S. Bailey-Gates, Esq. Cooley Godward LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 3, 2006

PROSPECTUS

3,000,000 Shares

Common Stock

We are selling 2,000,000 shares of our common stock and the selling stockholder named in this prospectus is selling 1,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

Our common stock is quoted on the Nasdaq National Market under the symbol “SHOE.” On February 24, 2006, the last reported sale price for our common stock was $7.84 per share.

The underwriters have an option to purchase a maximum of 450,000 additional shares of common stock from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments of shares.

Investment in our common stock involves risks. See the section entitled “Risk Factors,” beginning on page 6.

	Per Share	Total
Price to the public	$	$
Underwriting discounts
Proceeds to us before expenses
Proceeds to the selling stockholder before expenses

Delivery of the shares of common stock will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Wedbush Morgan Securities	Roth Capital Partners

The date of this prospectus is                     , 2006

References in this prospectus to “we,” “us,” “our,” the “company” and “Shoe Pavilion” refer to Shoe Pavilion, Inc. Shoe Pavilion® is a registered trademark. Trademarks, service marks and trade names of other companies appearing in this prospectus are the property of their respective holders.

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholder have authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholder are making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of its respective date.

i

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated by the context, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

The Company

Shoe Pavilion is a leading independent off-price branded footwear retailer in the Western United States. As of December 31, 2005, we operated 90 stores in California, Washington, Oregon, Arizona and Nevada. We were among the first footwear retailers on the West Coast to expand the off-price concept into the branded footwear market. We offer a broad selection of quality designer label and branded footwear, typically at 20% to 60% below regular department store prices, in a convenient self-service store format.

We are positioned in the market between discount and department stores. Unlike discount stores, we offer designer label and branded footwear that, in our opinion, has long-term customer appeal. As a result, we appeal to quality, style and designer label-oriented customers with relatively higher spending power. Unlike department stores, our prices are designed to appeal to value-oriented consumers seeking quality branded footwear typically found at department stores or branded retail outlets at higher everyday prices.

Our stores are strategically located in strip malls, outlet centers, large format retail centers and downtown locations, frequently in close proximity to other off-price apparel retailers that attract similar customers. Our stores averaged approximately 10,000 square feet in 2005. On average, over 20,000 pairs of shoes from over 100 brands are displayed on the selling floor of most of our stores, compared to a significantly smaller product offering at typical department stores. Over the last several years, we have focused on closing smaller stores and replacing them with larger stores in more attractive locations. In addition, in fiscal year 2006, we plan to open up to 20 new stores and expand into new markets in Texas and New Mexico. The average square footage of these new stores is expected to be approximately 18,000 to 20,000 square feet. As a result, we expect the average size of our stores to increase for the foreseeable future.

Our Competitive Strengths

We believe that we are well-positioned to take advantage of the continuing growth in the off-price segment due to the following competitive strengths:

•	Broad Selection of Branded Product Offerings. Our broad selection of quality designer label and branded footwear product offerings distinguishes us from other retailers and serves to attract first time buyers and consumers who otherwise might shop at more expensive department stores or branded retail outlets.

•	Established Vendor Relationships. We have established a strong and mutually beneficial relationship with the shoe vendor community, which enables us to negotiate favorable terms and prices and to make opportunistic and frequent purchases of in-season branded footwear.

•	Convenient and Flexible Store Layout. Our self-service store layout provides a convenient shopping experience for our customers, can be modified quickly to accommodate new mixes of merchandise and can be adapted to a variety of store sizes. Our self-service format allows inventory to be stored directly under a displayed shoe, thereby eliminating the need for a stockroom and significantly increasing retail floor space.

•	Low-cost Business Model. Our low-cost business model is based on self-service format stores, which reduce staffing and maintenance costs, and geographic clustering of stores, which spreads expenses related to management, distribution and advertising across a number of stores. In addition, we maintain low operating costs by outsourcing our warehouse and distribution operations, purchasing large blocks of merchandise at significant discounts and maintaining a lean management structure.

•	Strategic Real Estate Locations. Our stores are strategically located in strip malls, outlet centers, large format retail centers and downtown locations, frequently in close proximity to other off-price apparel retailers, which helps increase consumer traffic in our stores and consumer awareness of our brand.

Growth Strategy

We plan to continue to strengthen our position as a leading off-price branded footwear retailer by pursuing the following three primary strategies for growth in sales and profitability:

•	Continue to Expand and Improve Our Store Base. Our long-term strategy is to improve our penetration in existing markets and expand into new geographic markets while increasing our average store size to benefit from economies of scale. We plan to continue focusing on opening new stores in high traffic locations and, in particular, large format retail centers.

•	Leverage Our Operating Model. As we continue to expand our store base through the clustering of multiple stores, we believe we will improve our profitability by increasing our market presence and brand awareness and leveraging our cost structure, particularly in the areas of advertising, regional management, distribution and overhead functions.

•	Enhance Merchandising. We intend to increase our sales of merchandise and average transaction value by refining the selection and mix of our footwear and apparel merchandise and leveraging our vendor relationships to increase the quality and breadth of our product offerings.

Our executive offices are located at 13245 Riverside Drive, Suite 450, Sherman Oaks, California 91423. Our telephone number is (818) 907-9975 and our Web site address is www.shoepavilion.com.

Recent Developments

On October 3, 2005, we completed a private placement to an institutional investor of 3,000 shares of our Series A Convertible Preferred Stock and warrants to purchase up to 142,857 shares of our common stock for an aggregate purchase price of $3.0 million. Of these warrants, 71,429 are exercisable for $8.00 per share and 71,428 are exercisable for $11.00 per share. The warrants expire in October 2008. In January 2006, the investor converted all of the Series A Convertible Preferred Stock into 571,428 shares of our common stock.

On January 5, 2006, we announced that we generated $102.5 million in total net sales for fiscal year 2005 compared to $85.8 million for fiscal year 2004. In addition, we announced that comparable store sales grew 5.5% and 6.9% for the three month period ended December 31, 2005 and fiscal year 2005, respectively.

On February 8, 2006, our common stock began to trade on the Nasdaq National Market.

On February 15, 2006, we opened three new stores in large format retail centers in the greater Dallas, Texas area, which increased the total number of stores that we operate to 93.

On February 24, 2006, we reported preliminary unaudited net income of $1.3 million, or $0.17 per diluted share, for the fourth quarter of fiscal year 2005 and preliminary unaudited net income of $2.7 million, or $0.36 per diluted share, for fiscal year 2005.

The net sales, comparable store sales and unaudited net income results set forth in this Recent Developments section are preliminary and are not derived from audited financial statements. We expect to file audited financial statements for the year ended December 31, 2005 subsequent to the completion of this offering.

The Offering

Common stock offered by us	2,000,000 shares

Common stock offered by the selling stockholder	1,000,000 shares

Common stock outstanding after this offering	9,501,199 shares

Use of proceeds

We intend to use the net proceeds from this offering to open new stores and for working capital. Pending the application of the proceeds, we intend to pay down the outstanding balance under our revolving credit facility and invest any remaining amounts in short-term investments.

Nasdaq National Market symbol	SHOE

Risk factors	You should carefully consider the information set forth in the “Risk Factors” section beginning on page 6 of this prospectus before making an investment in our common stock.

The number of shares of common stock outstanding after this offering is based on the 7,501,199 shares outstanding as of February 24, 2006 and excludes the following:

•	up to 142,857 shares of common stock issuable upon exercise of outstanding warrants, of which 71,429 are exercisable at an exercise price of $8.00 per share and 71,428 are exercisable at an exercise price of $11.00 per share;

•	up to 431,000 shares of common stock issuable upon exercise of options granted under our 1998 Equity Incentive Plan (the “1998 Plan”) and our Directors’ Stock Plan (the “Director’s Plan” and collectively with the 1998 Plan, the “Stock Plans”) with a weighted average exercise price of $3.53 per share; and

•	up to 539,229 shares of common stock reserved for issuance for future option grants under our Stock Plans.

In addition, these numbers do not include up to 150,000 shares of common stock issuable upon exercise of warrants (with an exercise price of 120% of the per share offering price) to be issued to Wedbush Morgan Securities Inc. upon completion of this offering.

Summary Consolidated Financial Information

The following summary consolidated financial information has been derived from our audited consolidated financial statements for the fiscal years 2002, 2003 and 2004 and derived from our unaudited consolidated financial statements for the thirty-nine weeks ended October 2, 2004 and October 1, 2005 included elsewhere in this prospectus. The unaudited summary consolidated financial information and the actual and as adjusted consolidated balance sheet data include all adjustments, consisting principally of normal recurring adjustments, that we consider necessary for a fair presentation. Our historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of the results for the entire year.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	Fiscal Year (1)			39-Weeks Ended (1)
	2002 (2)	2003 (2)	2004	2004	2005
	(as restated)	(as restated)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales:
Retail	$78,811	$83,566	$85,770	$60,974	$73,048
Licensed operations	4,971	—	—	—	—

Total net sales	83,782	83,566	85,770	60,974	73,048
Cost of sales and related occupancy expenses	57,576	59,870	55,831	40,279	47,821
Gross profit	26,206	23,696	29,939	20,695	25,227
Selling expenses	18,366	20,162	19,265	13,587	16,146
General and administrative expenses	7,792	8,159	6,930	5,093	6,393
Income (loss) from operations	48	(4,625)	3,744	2,015	2,688
Net income (loss)	$(28)	$(2,932)	$2,061	$1,070	$1,403
Net income (loss) per share—basic	$(0.00)	$(0.43)	$0.30	$0.16	$0.21
Weighted average shares outstanding—basic	6,800	6,800	6,800	6,800	6,804

(1)	Our year end is based upon a fifty-two or fifty-three week year ending on the Saturday nearest to December 31. All references to fiscal years 2002, 2003 and 2004 refer to the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005, respectively. Fiscal year 2003 was a fifty-three week year. All other fiscal years consisted of a fifty-two week year. References to the thirty-nine weeks ended 2004 and 2005 refer to the thirty-nine week periods ended October 2, 2004 and October 1, 2005, respectively.
(2)	Fiscal years 2002 and 2003 have been restated from amounts previously reported as discussed in Note 8 of the consolidated financial statements, included elsewhere in this prospectus.

	October 1, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$19,462	$22,319	$36,630
Total assets	54,263	57,190	60,928
Total liabilities	32,275	32,345	21,772
Stockholders’ equity	21,988	24,845	39,156

The table above sets forth our:

•	actual balance sheet data at October 1, 2005;

•	pro forma balance sheet data at October 1, 2005, reflecting (i) the exercise of options to acquire 122,500 shares of our common stock at an average exercise price of $1.75 per share during the period from October 2, 2005 through February 24, 2006; (ii) the sale of 3,000 shares of Series A Convertible Preferred Stock and warrants to purchase 142,857 shares of our common stock for an aggregate purchase price of $3.0 million, less the direct costs of the sale, subsequent to October 1, 2005; and (iii) the subsequent conversion of the Series A Convertible Preferred Stock into 571,428 shares of our common stock in January 2006; and

•	pro forma as adjusted balance sheet data at October 1, 2005, reflecting the sale of 2,000,000 shares of our common stock to be sold by us in this offering and the receipt and application of the net proceeds from the sale thereof, assuming an estimated public offering price of $7.84 per share and after deducting the underwriting discount and estimated offering expenses, which together aggregate $1.4 million. The table does not include the fair market value of warrants to be issued to Wedbush Morgan Securities Inc. upon the completion of this offering, which we estimate to be $410,000.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

We may not be able to successfully open new stores at an increased rate compared to the last several years, which could adversely affect our future earnings growth.

A significant element of our growth strategy involves the expansion and improvement of our store base. We intend to open up to 20 new stores by the end of fiscal year 2006. The success of our planned expansion will depend significantly on the adequacy of our capital resources as well as our ability to locate suitable store sites and negotiate acceptable lease terms. In addition, there are a number of other factors that could affect our expansion plans, including the ability to:

•	build out new store sites on a timely and cost-effective basis;

•	hire, train and retain employees; and

•	expand and adapt our operational systems to serve a larger number of stores in an expanded geographic region.

There can be no assurance that we will achieve our planned expansion or that any such expansion will be profitable. In addition, there can be no assurance that our expansion within our existing markets will not adversely affect the financial performance of our existing stores or our overall operating results, or that new stores will achieve net sales and profitability levels consistent with existing stores. Because our future revenue growth depends on new store openings, any postponement or reduction in the number of store openings could have a material adverse effect on our growth prospects.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which, in turn, may impact the price for our common stock.

Historically, our comparable store sales have fluctuated widely, and we expect them to continue to do so in the future. We define comparable store sales as those stores that have been open for at least 14 consecutive months. For the fiscal year 2005, our comparable store sales increased 6.9% from fiscal year 2004. Our comparable store sales increased 3.9% in fiscal year 2004 and decreased 3.9% and 1.0% in fiscal years 2003 and 2002, respectively. For example, comparable store sales for the first half of 2005 benefited from significant rainfall in Southern California and the introduction of new merchandise categories (children’s shoes and accessories) in selected store locations. Comparable store sales for the first half of 2006 are unlikely to benefit from the same factors. Because of the wide fluctuations in comparable store sales, investors may have difficulty consistently assessing our growth potential. In addition, fluctuations in our comparable store sales, including any decrease in 2006 comparable stores sales, could adversely impact our revenues, net income and the price of our stock.

Our business is subject to seasonal and quarterly fluctuations which may, in turn, affect the price of our common stock.

We have experienced, and expect to continue to experience, seasonal fluctuations in our net sales and net income. Historically, net sales and net income have been weakest during the first quarter following the holiday season. Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the level of net sales contributed by new stores, merchandise mix, the timing and level of price markdowns, availability of inventory, store closures, advertising costs, the success of advertising campaigns, competitive pressures and changes in the demand for off-price footwear. For example, sales in the first half of 2005 benefited from significant rainfall in Southern California and the introduction of new merchandise categories (children’s shoes and accessories) in selected store locations. Sales in the first half of 2006 are unlikely to benefit from the same factors.

A decline in general economic conditions could lead to reduced consumer demand for our footwear and accessories.

Consumer spending habits, including spending for the footwear and related accessories that we sell, are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, prevailing interest rates, income taxes and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns are influenced by consumers’ disposable income. As a result, economic developments that potentially reduce consumers’ disposable income, such as recent increases in gasoline and energy prices and the rate of inflation, could impact consumer spending habits.

Consumer confidence is also affected by the domestic and international political landscape. The outbreak or escalation of war, or the occurrence of terrorist acts or other hostilities in or affecting the United States, could lead to a decrease in spending by consumers. If consumers reduce spending, we could experience lower net sales than expected on a quarterly or annual basis and be forced to delay or slow our expansion plans.

We may be unable to anticipate and respond to fashion trends and consumer preferences in the markets in which we operate, which could adversely affect our business, financial condition and results of operations.

Our merchandising strategy is based on identifying each region’s customer base and having the proper mix of products in each store to attract our target customers in that region. This requires us to anticipate and respond to numerous and fluctuating variables in fashion trends and other conditions in the markets in which our stores are situated. A variety of factors will affect our ability to maintain the proper mix of products in each store, including:

•	variations in local economic conditions, which could affect our customers’ discretionary spending;

•	unanticipated fashion trends;

•	our success in developing and maintaining vendor relationships that provide us with access to in-season merchandise at attractive prices;

•	our success in distributing merchandise to our stores in a timely and efficient manner; and

•	changes in weather patterns, which in turn affect consumer preferences.

If we are unable to anticipate and fulfill the merchandise needs of each region, we may experience decreases in our net sales and may be forced to increase markdowns to slow-moving merchandise, either of which could have an adverse effect on our business, financial condition and results of operations. Our planned expansion into new geographic regions may heighten this risk.

Historically, we have closed an underperforming store at the conclusion of the store’s lease term. If we are unable to close an underperforming store because the lease has not expired, we could suffer operating losses at such store until the lease ends or we otherwise restructure or buy out the lease.

We actively monitor individual store performance and close underperforming stores at the conclusion of the lease term. In certain instances, we may be unable to close an underperforming store on a timely basis because of lease terms. The inability to close one or more underperforming stores on a timely basis could result in operating losses, which could have a material adverse effect on our results of operations.

The covenants in our revolving credit facility may impact our ability to access borrowings to fund our expansion.

Our current expansion plan anticipates funding new store openings in 2006 from cash flow, the net proceeds from this offering, tenant improvement allowances and from borrowings under our revolving credit facility.

We maintain a revolving credit facility with Wells Fargo Retail Finance, LLC that provides for a credit facility of up to $20.0 million, including a $5.0 million sublimit for the issuance of letters of credit. Under the terms of this revolving credit facility we were subject to a capital expenditures limit of $6.0 million in fiscal year 2005. In each remaining year of the revolving credit facility, Wells Fargo has indicated that it will adjust our capital expenditure limit based upon our business plan. Inasmuch as Wells Fargo has no obligation to cooperate with us in this regard, there is no assurance that we will be permitted to make the capital expenditures necessary to fully implement our expansion plans.

Because we do not have long-term purchase agreements with any of our vendors, our ability to purchase quality merchandise under favorable terms and conditions is dependent on our being on good business terms with our vendors.

Our future success will be significantly dependent on our ability to obtain merchandise that consumers want to buy, particularly designer label and branded merchandise with long-term retail appeal, and to acquire such merchandise under favorable terms and conditions. In 2005, our largest ten suppliers accounted for approximately 40% of our inventory purchases. The deterioration of our relationship with any key vendor or vendors could result in delivery delays, merchandise shortages or less favorable terms than we currently enjoy. We deal with our suppliers on an order-by-order basis and have no long-term purchase contracts or other contractual assurances of continued supply or pricing. Our footwear purchases typically involve manufacturing make-ups (shoes made exclusively for our channel) and opportunistic purchases. As our operations expand, our need for off-price inventory will continue to increase. Our inability to obtain a sufficient supply of high margin inventory, to negotiate favorable discount and payment agreements with our suppliers or to make opportunistic purchases could have a material adverse effect on our business, financial condition and results of operations.

Our failure to retain our existing senior management team and to continue to attract qualified new personnel could adversely affect our business.

Our future success will be dependent, to a significant extent, on the efforts and abilities of our executive officers. Dmitry Beinus, the founder, Chairman of the Board, Chief Executive Officer and President of our company, has primary responsibility for all major business decisions, including expansion into new states and regions, advertising, promotion and marketing activities. The loss of the services of any one of our executive officers, and Mr. Beinus in particular, could have a material adverse effect on our operating results. In addition, our continued growth will depend, in part, on our ability to attract, motivate and retain skilled managerial and merchandising personnel. There can be no assurance that we will be able to retain a substantial percentage of our existing personnel or attract additional qualified personnel in the future.

We have one distribution center. The loss or disruption of this center could have an adverse effect on our business and operations.

Most of the inventory we purchase is shipped directly from vendors to a single centralized distribution center maintained by a third-party operator in Chino, California, where the inventory is then processed, sorted and shipped to our stores. Because a substantial portion of the inventory first goes through the Chino distribution center, any disruption at this site could negatively impact our receiving and distribution process. Our business interruption insurance may not be invoked or be sufficient to mitigate the financial losses caused by a disruption of this center.

We would be adversely affected if our information technology systems were disrupted.

Our corporate network is essential to our distribution process. If our information technology systems were shut down for any reason, such as a natural disaster, power outage or terrorist attack, or if our information technology systems do not operate effectively, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores. Our insurance coverage may not be invoked or be sufficient to mitigate the financial losses resulting from a disruption in our information technology systems.

Because much of our merchandise originates from foreign sources our business is subject to many of the risks associated with international trade.

Many of the vendors with which we conduct business source their products from outside of the United States, particularly China, Brazil and Italy. As a result, we are subject to the risks generally associated with purchasing from foreign suppliers, such as:

•	economic and political instability in countries where these suppliers are located;

•	international hostilities or acts of war or terrorism affecting the United States or foreign countries from which our merchandise is sourced;

•	increases in shipping costs;

•	transportation delays and interruptions, including as a result of increased inspections of import shipments by domestic authorities;

•	work stoppages;

•	adverse fluctuations in currency exchange rates;

•	U.S. laws affecting the importation of goods, including duties, tariffs and quotas and other non-tariff barriers;

•	expropriation or nationalization;

•	changes in local government administration and governmental policies;

•	changes in import duties or quotas;

•	compliance with trade and foreign tax laws; and

•	local business practices, including compliance with local laws and with domestic and international labor standards.

There can be no assurance that the foregoing factors will not disrupt our supply of directly-sourced goods or otherwise adversely impact our business, financial condition and results of operations in the future.

Our profitability may be negatively impacted by inventory shrinkage caused by customer and employee theft.

The retail industry is subject to theft by customers and employees. Because we use a self-service format, where shoppers have access to both shoes of a pair, we must maintain substantial store security. There can be no assurance that we will not suffer from significant inventory shrinkage in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to compete favorably in the highly competitive retail footwear market.

The retail footwear market is highly competitive, and we expect the level of competition to increase. We compete with off-price and discount retailers (e.g., Nordstrom Rack, Payless ShoeSource, Ross Dress for Less and Famous Footwear), branded retail outlets (e.g., Nine West), national and regional retail stores (e.g., DSW Shoe Warehouse, Nordstrom, Marshalls, Macy’s, Sears, J.C. Penney, Loehmann’s, Robinsons-May and Mervyn’s), traditional shoe stores and mass merchants. Many of these competitors have stores in the markets in which we now operate and in which we plan to expand. Many of our competitors have significantly greater financial, marketing and other resources than we have. In addition, new participants may enter the off-price segment of the footwear market in the future. Competitive pressures resulting from competitors’ pricing policies could have a material adverse affect on our gross margins. As a result, we may face greater competition from other national, regional or local retailers and we may not be able to compete successfully with existing and new competitors. Our inability to effectively respond to such competition could have a material adverse effect on our business, financial condition and results of operations.

Compliance with the requirements imposed by Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our net income.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), beginning with our Annual Report on Form 10-K for either the fiscal year ending December 30, 2006 or December 29, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. In the event the aggregate market value of the common stock held by non-affiliates exceeds $75,000,000 as of June 30, 2006, we will be subject to Section 404 beginning with our annual report due in March 2007. Otherwise we will be subject to Section 404 beginning with our annual report due in March 2008. In order to achieve compliance with Section 404 of Sarbanes-Oxley within the prescribed period, we will need to engage in a process to document and evaluate our internal control over financial reporting, which will be both costly and challenging. We can provide no assurance as to our or our independent auditors’ conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404 of Sarbanes-Oxley. There is a risk that neither we nor our independent auditors will be able to conclude that our internal controls over financial reporting are effective as required by Section 404 of Sarbanes-Oxley. Moreover, the costs to comply with Section 404 of Sarbanes-Oxley, as presently in effect, could have a material adverse effect on our net income.

In addition, during the course of our testing we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by Sarbanes-Oxley for compliance with the requirements of Section 404. Furthermore, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Risks Related to an Investment in our Stock

Our stock price will fluctuate after this offering, which could result in substantial losses for investors and significant costs related to litigation.

The market price for our common stock will vary from the public offering price of this offering. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly and seasonal variations in operating results;

•	changes in financial estimates and ratings by securities analysts;

•	failure to meet earnings numbers projected by management or securities analysts;

•	changes in comparable store sales;

•	announcements by us or our competitors of new product offerings, acquisitions or strategic relationships;

•	publicity about our company, our services, our competitors or our business in general;

•	additions or departures of key personnel;

•	fluctuations in the cost of footwear and accessories;

•	any future sales of our common stock or other securities; and

•	stock market price and volume fluctuations of publicly-traded companies in general and in the retail sector in particular.

The trading prices of companies like us with a limited trading market are especially volatile. Investors may be unable to resell our common stock at or above the public offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in significant costs and divert management’s attention and resources, which could substantially harm our financial condition and results of operations.

We will have broad discretion in using the proceeds from this offering.

Although we have identified generally in this prospectus how we expect to use the proceeds from this offering, we will have broad discretion in determining the specific uses of the proceeds. As a result, our stockholders will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Dmitry Beinus, our principal stockholder, will continue to have substantial control over us after this offering, which could limit the ability of our remaining stockholders to influence the outcome of key transactions, including a change in control, and may result in the approval of transactions that would be adverse to their interests.

Mr. Beinus is our largest stockholder. As of the date of this prospectus, he owns over 57% of our outstanding common stock. He is also the selling stockholder in this offering. In that capacity, he will be selling 1,000,000 of his shares and, if the underwriters exercise their over-allotment option, he will sell up to an additional 450,000 shares. Assuming no exercise of the over-allotment option, Mr. Beinus will own 3,300,000 shares after this offering, which will represent approximately 35% of our outstanding stock after this offering. As a result, Mr. Beinus will still be in a position to control or significantly influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. He may also have interests that differ from our remaining stockholders and may vote in a way with which those stockholders disagree and which may be adverse to their interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Future sales or the potential for future sales of shares of our common stock may cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales and potential sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our common stock. After this offering is completed approximately 34.8% of our outstanding common stock will be restricted stock, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). All of these shares have been held for well in excess of the holding period mandated by Rule 144 and, as such, are available for public sale. Significant sales by the holders of this restricted stock could adversely affect prevailing market prices of our common stock and could encourage short selling by market participants.

A substantial number of additional shares of our common stock are issuable upon the conversion or exercise of outstanding securities. As of February 24, 2006, the outstanding shares of our common stock were subject to dilution by:

•	approximately 431,000 shares of common stock that are issuable upon the exercise of outstanding options; and

•	142,857 shares of common stock issuable upon the exercise of outstanding warrants that are held by Magnetar Capital Master Fund, Ltd.

All of these shares are registered for resale on currently-effective registration statements.

The underwriters have required that all of our officers, directors and certain other stockholders sign lock-up agreements that restrict their ability to transfer their stock for 90 days from the date of this prospectus. In the aggregate, approximately 4,179,780 shares will be subject to the lock-up agreement. All of these shares will be available for public sale pursuant to Rule 144 promulgated under the Securities Act following the expiration of the lock-up period. The lock-up agreements do not cover the common stock and warrants held by Magnetar Capital Master Fund, Ltd.

Anti-takeover provisions and our ability to issue preferred stock could make a third-party acquisition of us difficult.

Our Certificate of Incorporation contains provisions that would make it more difficult for a third party to acquire control of us, including a provision that our board of directors may issue preferred stock without stockholder approval. In addition, certain anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders.

We do not expect to pay dividends in the foreseeable future.

We anticipate that our future earnings will be used principally to finance our store expansion. Consequently, we do not intend to pay cash dividends in the foreseeable future. Also, the terms of our revolving credit facility restrict our ability to declare or pay cash dividends on our common stock.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act) and information relating to us that are based on the beliefs of, as well as assumptions made by and information currently available to the management of the company. Statements that are not based on historical facts, which can be generally identified by the use of such words as “likely,” “suggests,” “target,” “may,” “would,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” and similar expressions and their variants, are forward-looking. These statements reflect the judgment of the company as of the date of this prospectus and involve many risks and uncertainties, such as those described below and those discussed in the section entitled “Risk Factors.” These risks and uncertainties could cause actual results to differ materially from those predicted in any forward-looking statements and they include any accounting adjustments made during the close of any of our quarters, general economic conditions and the pace of consumer spending, our inability to sufficiently anticipate market trends, higher than anticipated expenses the company may incur or our expansion into new states and regions that fail to produce the expected growth in revenues and earnings. Although we believe that the expectations reflected in the forward-looking statements, are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Except as required by law, we undertake no obligation to update forward-looking statements.

USE OF PROCEEDS

We estimate the net proceeds from the sale of 2,000,000 shares of common stock we are offering to be approximately $14.3 million, assuming a public offering price of $7.84 and after deducting the underwriting discounts and estimated offering expenses. We will receive no proceeds from the sale of the 1,000,000 shares of common stock being offered by the selling stockholder, nor any shares he may sell upon exercise of the underwriters’ over-allotment option.

We intend to use the net proceeds from this offering to open new stores and for working capital. Pending application of the proceeds, we intend to pay down the balance on our revolving credit facility and invest any remaining amounts in short-term investments. Our revolving credit facility had an interest rate of 6.55% as of February 24, 2006 and is set to expire in July 2009.

The foregoing discussion is an estimate based on our current business plan. We may find it necessary or advisable to use portions of the net proceeds we receive from this offering for other purposes, and we will have broad discretion in applying the net proceeds of this offering.

DIVIDEND POLICY

Historically, we have not paid cash dividends on our capital stock, and we do not anticipate paying cash dividends on our capital stock in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in funding the expansion of our business and general corporate purposes. In addition, the terms of our revolving credit facility restrict our ability to declare or pay dividends on our common stock. Any future determination as to the payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors.

PRICE RANGE OF COMMON STOCK

Since February 8, 2006, our common stock has been traded on the Nasdaq National Market under the symbol “SHOE.” Prior thereto, our common stock was traded on the Nasdaq Capital Market under the same symbol. The following table presents the high and low closing sale prices for our common stock, as reported on the Nasdaq Capital Market and the Nasdaq National Market, as applicable, during the periods indicated below:

	High	Low
Year Ended January 3, 2004
First Quarter	$1.32	$1.03
Second Quarter	1.28	0.95
Third Quarter	1.23	1.01
Fourth Quarter	1.72	1.07

Year Ended January 1, 2005
First Quarter	$2.14	$1.11
Second Quarter	2.53	1.63
Third Quarter	2.95	2.16
Fourth Quarter	3.35	2.50

Year Ended December 31, 2005
First Quarter	$5.83	$3.00
Second Quarter	8.12	4.25
Third Quarter	5.48	4.16
Fourth Quarter	8.20	4.40

Year Ending December 30, 2006
First Quarter (through February 24, 2006)	$11.00	$7.11

The last reported sales price of our common stock on the Nasdaq National Market on February 24, 2006, was $7.84 per share. As of February 24, 2006, there were approximately 23 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our:

•	actual capitalization as of October 1, 2005;

•	pro forma capitalization as of October 1, 2005, reflecting (i) the exercise of 122,500 options at an average exercise price of $1.75 per share during the period from October 2, 2005 through February 24, 2006; (ii) the sale of 3,000 shares of Series A Convertible Preferred Stock and warrants to purchase 142,857 shares of our common stock for an aggregate purchase price of $3.0 million, less the direct costs of the sale, subsequent to October 1, 2005; and (iii) the subsequent conversion of the Series A Convertible Preferred Stock into 571,428 shares common stock in January 2006; and

•	pro forma as adjusted capitalization as of October 1, 2005 reflecting the adjustments made in respect of pro forma capitalization and the sale of 2,000,000 shares of our common stock to be sold by us in this offering and the receipt and application of the net proceeds from the sale thereof, assuming an estimated public offering price of $7.84 per share and after deducting the estimated underwriting discount and estimated offering expenses, which together aggregate approximately $1.4 million. The table does not include the fair market value of warrants to be issued to Wedbush Morgan Securities Inc. upon completion of this offering, which we estimate to be $410,000.

	October 1, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Borrowings under credit agreement	$10,573	$10,573	$—
Long-term debt:
Deferred rent	4,470	4,470	4,470
Long-term portion of capitalized lease obligations	235	235	235

Total indebtedness	15,278	15,278	4,705

Stockholder’s equity:
Preferred stock, $0.001 par value: 1,000,000 shares authorized of which 3,000 shares are designated Series A Convertible Preferred; shares issued and outstanding:
Actual: none
Pro Forma: none
Pro Forma As Adjusted: none	—	—	—
Common stock, $0.001 par value: 15,000,000 shares authorized; shares issued and outstanding:
Actual: 6,807,271 shares
Pro Forma: 7,501,199 shares
Pro Forma As Adjusted: 9,501,199 shares	7	8	10
Additional paid-in capital	13,997	16,855	31,164
Retained earnings	7,984	7,984	7,984

Total stockholders’ equity	21,988	24,845	39,156

Total capitalization	$37,266	$40,123	$43,861

The table above assumes that there will be no exercise of the underwriters’ over-allotment option or the underwriters’ warrants and excludes the potential dilutive effect of the following securities:

•	up to 142,857 shares of common stock issuable on exercise of outstanding warrants to purchase common stock, of which 71,429 are exercisable at $8.00 per share and 71,428 are exercisable at $11.00 per share;

•	up to 431,000 shares of common stock issuable upon exercise of options granted under our Stock Plans at a weighted average exercise price of $3.53 per share; and

•	up to 539,229 shares of common stock reserved for the future grant of options under our Stock Plans.

In addition, the table above does not include up to 150,000 shares of common stock issuable upon the exercise of warrants (with an exercise price of 120% of the per share offering price) to be issued to Wedbush Morgan Securities Inc. upon completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

AND SUPPLEMENTARY FINANCIAL INFORMATION

The selected consolidated statements of operations data for fiscal years 2002, 2003 and 2004 and the selected consolidated balance sheet data at January 3, 2004 and January 1, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for fiscal years 2000 and 2001 and the selected consolidated balance sheet data at December 30, 2000, December 29, 2001 and December 28, 2002 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data for the thirty-nine weeks ended October 2, 2004 and October 1, 2005 and selected consolidated balance sheet data at October 1, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited selected consolidated financial data includes all adjustments, consisting principally of normal recurring adjustments, that we consider necessary for a fair presentation. Our historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year. You should read the selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	Fiscal Year Ended (1)					39-Weeks Ended (1)
	2000 (2)	2001 (2)	2002 (2)	2003 (2)	2004	2004	2005
	(as restated)	(as restated)	(as restated)	(as restated)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales:
Retail	$75,889	$73,611	$78,811	$83,566	$85,770	$60,974	$73,084
Licensed operations	15,169	14,524	4,971	—	—	—	—

Total net sales	91,058	88,135	83,782	83,566	85,770	60,974	73,048
Cost of sales and related occupancy expenses	61,662	60,686	57,576	59,870	55,831	40,279	47,821
Gross profit	29,396	27,449	26,206	23,696	29,939	20,695	25,227
Selling expenses	19,134	17,606	18,366	20,162	19,265	13,587	16,146
General and administrative expenses	7,014	6,861	7,792	8,159	6,930	5,093	6,393
Income (loss) from operations	3,248	2,982	48	(4,625)	3,744	2,015	2,688
Income (loss) before income taxes	1,953	2,357	(81)	(4,915)	3,394	1,781	2,308
Net income (loss)	$1,174	$1,461	$(28)	$(2,932)	$2,061	$1,070	$1,403
Net income (loss) per share—basic	$0.17	$0.21	$(0.00)	$(0.43)	$0.30	$0.16	$0.21
Weighted average shares outstanding—basic	6,800	6,800	6,800	6,800	6,800	6,800	6,804

(See footnotes on following page.)

	Fiscal Year (1)					39-Weeks Ended (1)
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Consolidated Operating Data:
Number of stores, including licensed shoe departments:
Opened during period (3)	10	8	12	4	6	4	9
Closed during period (4)	5	3	45	7	5	5	6
Open at end of period	116	121	88	85	86	84	89
Comparable store sales increase (decrease) (5)	9.4%	(5.9)%	(1.0)%	(3.9)%	3.9%	0.1%	9.0%

	December 30, 2000 (2)	December 29, 2001 (2)	December 28, 2002 (2)	January 3, 2004 (2)	January 1, 2005	October 1, 2005
	(as restated)	(as restated)	(as restated)	(as restated)
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$29,912	$22,861	$27,758	$16,618	$19,109	$19,462
Total assets	47,053	39,299	41,638	36,702	43,958	54,263
Borrowings under credit agreement	14,037	4,647	8,492	5,045	6,612	10,573
Stockholder’s equity	19,993	21,454	21,425	18,494	20,557	21,988

(1)	Our fiscal year end is based upon a fifty-two or fifty-three week year ending on the Saturday nearest to December 31. All references to fiscal years 2000, 2001, 2002, 2003 and 2004 refer to the fiscal years ended December 30, 2000, December 29, 2001, December 28, 2002, January 3, 2004 and January 1, 2005, respectively. Fiscal year 2003 was a fifty-three week year. All other fiscal years consisted of a fifty-two week year. References to the thirty-nine weeks ended 2004 and 2005 refer to the thirty-nine week periods ended October 2, 2004 and October 1, 2005, respectively.
(2)	Fiscal years 2000 through 2003 were restated from amounts previously reported as discussed in Note 8 of the consolidated financial statements, included elsewhere in this prospectus.
(3)	Fiscal years 2000, 2001 and 2002 include three, two and two licensed shoe departments, respectively, operated pursuant to a license agreement with Gordmans, Inc.
(4)	In June 2002, the license agreement with Gordmans was terminated, and the Company closed all 40 licensed shoe departments.
(5)	The Company defines comparable stores as those stores that have been open for at least 14 consecutive months.

Quarterly Operations Data

The following table sets forth quarterly consolidated statements of operations for the eleven quarters ended October 1, 2005. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, consisting principally of normal recurring adjustments, that we consider necessary for a fair representation.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in thousands, except per share information)
2003 (1)
Net sales	$18,583	$21,162	$21,581	$22,240
Gross profit (as previously reported)	4,237	6,132	6,137	7,541
Gross profit (as restated)	4,148	6,062	6,096	7,390
Net income (loss) (as previously reported)	(1,318)	(231)	(1,203)	24
Net loss (as restated)	(1,371)	(273)	(1,228)	(60)
Income (loss) per share:
Basic (as previously reported)	$(0.19)	$(0.03)	$(0.18)	$—
Basic (as restated)	(0.20)	(0.04)	(0.18)	(0.01)
Diluted (as previously reported)	(0.19)	(0.03)	(0.18)	—
Diluted (as restated)	(0.20)	(0.04)	(0.18)	(0.01)

2004
Net Sales	$19,573	$20,729	$20,672	$24,796
Gross profit	6,625	7,346	6,724	9,244
Net income	352	694	24	991
Net income per share:
Basic	$0.05	$0.10	$—	$0.15
Diluted	0.05	0.10	—	0.14

2005
Net sales	$23,299	$24,929	$24,820
Gross profit	8,016	8,823	8,388
Net income	406	704	293
Net income per share:
Basic	$0.06	$0.10	$0.04
Diluted	0.06	0.10	0.04

(1)	Summarized quarterly financial information in fiscal year 2003 has been restated to reflect the correction of an error related to lease accounting, as discussed in Note 8 of the consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Shoe Pavilion, Inc. is a leading independent off-price branded footwear retailer in the Western United States. As of December 31, 2005, we operated 90 stores in California, Washington, Oregon, Arizona and Nevada. We were among the first footwear retailers on the West Coast to expand the off-price concept into the branded footwear market. We offer a broad selection of quality designer label and branded footwear, typically at 20% to 60% below regular department store prices, in a convenient self-service store format.

During 2005, we opened 10 retail stores and closed six retail stores. We opened six stores and closed five in 2004. In 2003, we opened four stores and closed seven and in 2002, we opened 10 stores and closed five. We closed 40 licensed shoe departments in 2002 that we operated under a license agreement with Gordmans, Inc. (formerly Richman Goldman  1/2 Price Stores, Inc.) in eight Midwestern states.

We expect that the primary source of our future sales growth will be new store openings and to a lesser extent from an improvement in comparable store sales. Although comparable store sales have fluctuated the past several years, we believe we can achieve an improvement in comparable store sales by focusing on refining our sales efforts, including merchandise selection, advertising and promotions. In late 2002, we expanded our product line to include children’s shoes and handbags. In 2004, we expanded our product line to include athletic footwear. The addition of these categories contributed to the increase in comparable store sales in 2004 and 2005 and moderated the decrease in 2003. We define comparable stores as those stores that have been open for at least 14 consecutive months. Stores open less than 14 consecutive months are treated as new stores, and stores closed during the period are excluded from comparable store sales. Our comparable store net sales increased 6.9% in fiscal year 2005, 3.9% in fiscal year 2004 and decreased 3.9% in fiscal year 2003 and 1.0% in fiscal year 2002. Net sales in 2003 and 2002 were negatively impacted because, as of June 2002, we no longer operated the 40 licensed shoe departments. Net sales generated from the licensed shoe departments were $5.0 million for the year ended December 28, 2002. We do not allocate overhead, distribution costs, interest or taxes to stores. The majority of the overhead costs, which consist of costs such as merchandising, accounting, information systems, rent and insurance, are shared expenses of our stores and, previously, the 40 licensed shoe departments.

We seek to acquire footwear merchandise on favorable financing terms and in quantities large enough to support future growth. This strategy causes an increase in inventory levels at various times throughout the year. As a result, similar to other off-price retailers, our inventory turnover rates are typically less than full-price retailers.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus. We have identified certain critical accounting policies that are described below.

Merchandise inventory. Merchandise inventory is carried at the lower of average cost or market. We adjust inventory based on historical experience and current information in order to ensure that inventory is recorded properly at the lower of cost or market. The factors considered include current sell through, seasonality and length of time held in inventory. The amount ultimately realized from the sale of inventory could differ materially from our estimate.

Fixed assets. In evaluating the fair value and future benefits of fixed assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related fixed assets and reduce their carrying value by the excess, if any, of a discounted cash flow calculation. We believe at this time that our fixed assets’ carrying values and useful lives continue to be appropriate.

Accrued workers’ compensation. In December 2002, we modified our workers’ compensation insurance policy to a high deductible insurance program with an overall program ceiling to minimize exposure. At that time, we began recording an estimated liability for the self-insured portion of the workers’ compensation claims. The liability as of October 1, 2005 was $125,000 and is determined by management based, in part, on information we receive from our insurance carrier, including claims paid, filed and reserved for, as well as using historical experience. Should a greater amount of claims occur compared to what we estimated or the settlement costs increase beyond what we anticipated, the recorded liability may not be sufficient.

Income taxes. A valuation allowance is provided when it is more likely than not that some or a portion or all of the deferred tax asset will not be realized. Based upon our history of earnings, we believe that the realization of our deferred tax asset is more likely than not and therefore we have not provided a valuation allowance for our deferred tax asset.

Cost of sales. Cost of sales includes product costs, inbound freight, inventory shrinkage and store occupancy costs. It does not include purchasing, warehousing, distribution costs and interstore freight transportation, which are included in selling, general and administrative expenses. Our gross margin may not be comparable to other retailers as some of these entities include purchasing, warehousing, distribution and interstore freight transportation expenses in cost of sales. These expenses were approximately $2.4 million and $2.1 million for the fiscal year ended 2004 and for the thirty-nine weeks ended October 1, 2005, respectively.

The following discussion of the results of our operations gives effect to the restatement discussed in Note 8 of the accompanying consolidated financial statements for the 2002 and 2003 fiscal years.

Results of Operations

The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales:

	Fiscal Year Ended			39-Weeks Ended
	2002 (1)	2003 (1)	2004	2004	2005
	(as restated)	(as restated)		(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	31.3	28.4	34.9	33.9	34.5
Selling expenses	21.9	24.1	22.5	22.3	22.1
General and administrative expenses	9.3	9.8	8.1	8.3	8.8

Income (loss) from operations	0.1	(5.5)	4.3	3.3	3.6
Interest and other expenses, net	(0.2)	(0.4)	(0.4)	(0.4)	(0.5)

Income (loss) before income taxes	(0.1)	(5.9)	3.9	2.9	3.1
Income tax benefit (expense)	0.1	2.4	(1.5)	(1.2)	(1.2)

Net income (loss)	0.0%	(3.5)%	2.4%	1.8%	1.9%

(1)	Fiscal years 2002 and 2003 were restated from amounts previously reported as discussed in Note 8 of the consolidated financial statements, included elsewhere in this prospectus.

Thirty-Nine Weeks Ended October 1, 2005 Compared with Thirty-Nine Weeks Ended October 2, 2004

Net Sales. Our net sales for the thirty-nine weeks ended October 1, 2005 increased 19.8% to $73.1 million from $61.0 million for the same period in 2004. The increase was primarily due to sales generated from 9 new stores opened in 2005 and the impact of full year sales for the 6 new stores that we opened in 2004. The increase also reflects a 9.0% increase in comparable store sales during the thirty-nine weeks ended October 1, 2005. The 9 new stores contributed approximately $2.9 million in net sales during the thirty-nine weeks ended October 1, 2005. The increase in comparable store net sales during the thirty-nine weeks ended October 1, 2005 was primarily due to increased sales in the men’s and women’s casual, athletic and boot categories.

Gross Profit. Cost of sales includes merchandise and occupancy costs. For the thirty-nine weeks ended October 1, 2005 gross profit increased 21.9% to $25.2 million from $20.7 million for the same period in 2004. Gross profit as a percentage of net sales increased to 34.5% from 33.9% for the thirty-nine weeks ended October 1, 2005 compared with the same period in 2004. As a percentage of net sales, direct cost of sales increased by 0.4%, while occupancy costs as a percentage of net sales decreased approximately 1.0%. The decrease in occupancy costs as a percentage of net sales was primarily attributable to the increase in comparable store net sales of 9.0%, partially offset by the higher occupancy costs as a percentage of net sales associated with new stores that are not as productive as the comparable stores which have been open at least 14 consecutive months.

Selling, General and Administrative Expenses. For the thirty-nine weeks ended October 1, 2005 selling, general and administrative expenses increased by $3.9 million, or 20.7%, to $22.5 million from $18.7 million for the same period last year. As a percentage of net sales, selling, general and administrative expenses were 30.9% for the thirty-nine weeks ended October 1, 2005 compared to 30.6% for the same period in 2004. Approximately $0.7 million of the increase is from selling expenses related to the 9 stores opened from January 1, 2005 through October 1, 2005. The increase in selling, general and administrative expenses is also due in part to an increase in advertising of approximately $0.7 million, costs that we recorded in connection with a wage and hour lawsuit that we settled in August 2005, increases in selling and administrative payroll costs, freight costs and worker’s compensation insurance. Selling, general and administrative expenses for the thirty-nine weeks ended October 2, 2004 were favorably impacted by a $258,000 reversal of a reserve during the thirteen weeks ended October 2, 2004 for costs associated with the settlement of a wage and hour lawsuit.

Interest Expense. Interest expense for the thirty-nine-weeks ended October 1, 2005 increased to $381,000 from $244,000 compared to the same period in 2004. This increase in interest expense is primarily due to a higher weighted-average interest rate of 5.2% during the thirty-nine weeks ended October 1, 2005 compared to 3.6% for the same period in 2004 and increased borrowings under our revolving credit facility.

January 1, 2005 (Fiscal Year 2004) Compared with January 3, 2004 (Fiscal Year 2003)

Net Sales. Net sales for the fifty-two weeks ended January 1, 2005 increased 2.6% to $85.8 million compared to $83.6 million for the fifty-three weeks ended January 3, 2004. The fiscal year 2003, which ended on January 3, 2004, had one additional week. Sales for this additional week were approximately $1.5 million. Excluding this one additional week in fiscal year 2003, the increase in net sales in fiscal year 2004 would have been 4.5%. This increase in net sales in fiscal year 2004 is primarily due to the 3.9% increase in comparable store net sales and sales generated from six stores opened in 2004, net of five closed.

The increase in comparable store sales was primarily driven by the increase in the women’s category and to a lesser degree from the children’s category, which was added to our product line in late 2002, and other accessories added to the product line in 2004. These increases were partially offset by the decrease in comparable store sales in the men’s category.

Gross Profit. Cost of sales includes landed merchandise and occupancy costs. Gross profit for 2004 increased 26.3% to $29.9 million from $23.7 million in fiscal year 2003. Gross profit as a percentage of net sales for fiscal year 2004 increased to 34.9% compared to 28.4% for fiscal year 2003. As a percentage of net sales, the merchandising gross profit increased 6.4% while the occupancy costs, as a percentage of net sales, remained relatively unchanged. The increase in gross profit as a percentage of net sales is due in part to a higher average selling price and to a lesser degree a lower average unit cost.

Selling Expenses. Selling expenses in fiscal year 2004 decreased by $0.9 million or 4.4% to $19.3 million from $20.2 million in fiscal year 2003. As a percentage of net sales, selling expenses were 22.5% compared with 24.1% in fiscal year 2003. The decrease in selling expenses is primarily attributable to the reduction in advertising and worker’s compensation costs.

Advertising costs decreased by $0.9 million in fiscal year 2004. Advertising as a percentage of net sales decreased to 5.0% in fiscal year 2004 compared to 6.1% in fiscal year 2003. In the third quarter of 2003, we increased advertising. The decrease in advertising is primarily attributable to the reduction in advertising in the third quarter of 2004 compared to 2003. Although we believe that the higher amount spent on advertising in the third quarter of 2003 did contribute to the increase in comparable store net sales in the third quarter of 2003, the increase was below our expectations. Because the expanded advertising did not produce the expected results in the third quarter of 2003, we reduced our advertising in the third quarter of 2004 as we continued our focus on profitability.

General and Administrative Expenses. General and administrative expenses consist primarily of corporate and administrative expenses, including payroll, store utilities, warehousing costs, professional fees and insurance. General and administrative expenses decreased by $1.3 million or 15.1% to $6.9 million in fiscal year 2004 from $8.2 million in fiscal year 2003. In fiscal year 2003, we recorded a reserve of $1.0 million for costs associated with the settlement of a wage and hour lawsuit. In the third quarter of 2004, we reduced this reserve by approximately $258,000, as a result of final approval of the settlement by the court.

The recording of the $1.0 million reserve in 2003 and the $258,000 reduction of this reserve in 2004 are the principal reasons for the $1.3 million decrease in our general and administrative expenses in fiscal year 2004 compared to fiscal year 2003.

January 4, 2003 (Fiscal Year 2003) Compared with December 28, 2002 (Fiscal Year 2002)

Net Sales. Net sales for the fifty-three weeks ended January 3, 2004 were $83.6 million and were relatively unchanged compared to net sales of $83.8 million for the fifty-two weeks ended December 28, 2002. The fiscal year 2003, which ended on January 3, 2004, had one additional week. Sales for this additional week were approximately $1.5 million. Excluding the additional week, sales for fiscal year 2003 would have declined approximately $1.7 million or 2.0%. This decline in net sales was principally due to the discontinuation of the licensed shoe departments operations in June 2002 and to the 3.9% decrease in comparable store net sales. The effect of the loss of the Gordmans sales was partially offset by the effect of a full year of sales of nine retail stores opened in 2002, net of five closed. Net sales from the Gordmans licensed shoe departments in 2002 were $5.0 million. The decline in the comparable store sales of $2.8 million was in part due to the impact of the conflict in Iraq, primarily in the first and second quarters of 2003, as well as the weak California economy, coupled with increased competition.

We increased our advertising expenditures in the third quarter of 2003 in an effort to increase sales. Our comparable store net sales increased 4.7% during the third quarter, but these increases were below our expectations. In addition, in an effort to increase comparable store sales we also expanded our product line in late 2002 to include children’s shoes and handbags.

Gross Profit. Cost of sales includes landed merchandise and occupancy costs and for 2002, the license fee paid to Gordmans for the licensed shoe departments. Gross profit, as a percentage of net sales, decreased to 28.4% in fiscal year 2003 from 31.3% in fiscal year 2002. The decrease in gross profit as a percentage of net sales was primarily due to higher occupancy costs as a percentage of net sales as well as higher merchandise costs as a percentage of net sales.

The increase in occupancy costs as a percentage of net sales is primarily attributable to the higher occupancy costs for stores opened in fiscal year 2002 and fiscal year 2003 and from the negative occupancy leverage. The negative occupancy leverage was the result of the decrease in comparable store net sales in 2003. The increase in merchandise costs as a percentage of net sales was due in part to more markdowns taken in 2003 to promote sales.

Selling Expenses. Selling expenses in fiscal year 2003 increased by $1.8 million or 9.8% to $20.2 million from $18.4 million in fiscal year 2002. As a percentage of net sales, selling expenses were 24.1% in 2003 compared to 21.9% in fiscal year 2002. The increase in selling expenses was primarily attributable to a $1.7 million increase in advertising. Advertising as a percentage of net sales increased to 6.1% in fiscal year 2003 from 4.1% in fiscal year 2002. In the third quarter ended September 27, 2003, we increased advertising spending in an effort to increase sales. Comparable store net sales did increase 4.7% during the third quarter of 2003, although the increase was below our expectations.

General and Administrative Expenses. General and administrative expenses consist primarily of corporate and administrative expenses, including payroll, store utilities, warehousing costs, professional fees and insurance. General and administrative expenses increased by $0.4 million or 4.7% to $8.2 million in 2003 from $7.8 million in 2002. The increase in general and administrative expenses in 2003 is primarily attributable to the $1.0 million reserve recorded in fiscal year 2003 for costs associated with the settlement of a wage and hour lawsuit and an increase in general insurance costs. These increases were partially offset by a reduction in legal fees and costs of approximately $0.6 million in fiscal year 2003. During the second quarter ended June 29, 2002, we incurred legal fees and costs of approximately $0.5 million as part of a settlement of a class action lawsuit.

Income Tax Benefit. The effective tax rate benefit for 2003 was 40.4%. In 2002, our effective tax rate benefit was 64.7%. The effective tax rate benefit change in 2002 was primarily due to the utilization of certain tax credits in 2002.

Inflation

We do not believe that inflation has had a material impact on our results of operations during the past three fiscal years and the thirty-nine weeks ended October 1, 2005. There can be no assurance, however, that inflation will not have such an effect in future periods.

Liquidity and Capital Resources

Historically, we have funded our cash requirements primarily through cash flows from operations and borrowings under our revolving credit facility.

Net cash used in operating activities for the thirty-nine weeks ended October 1, 2005 was $1.5 million compared with $2.9 million for the same period in 2004. The cash used in operating activities for the thirty-nine weeks ended October 1, 2005 is primarily attributable to the increase in inventory partially offset by the associated increase in accounts payable. The increase in inventory as of October 1, 2005 is primarily attributable to the opening of nine stores in 2005.

Net cash provided (used) by operating activities was ($148,000), $4.9 million and ($3.1) million for fiscal years 2004, 2003 and 2002, respectively. Cash provided from operating activities in 2003 was primarily generated from a $6.7 million reduction in inventory. The reduction in inventory in fiscal year 2003 was in part due to the discontinuation of the 40 licensed shoe departments and the reduction in inventory maintained at our outside warehouse. We reduced inventory in our outside warehouse in order to improve our liquidity.

Working capital for the thirty-nine weeks ended in October 1, 2005 increased to $19.5 million from $19.1 million as of January 1, 2005. This increase was primarily due to net income for the period and tenant improvement allowances received in connection with the opening of nine new stores, offset by the net increase in fixed assets.

Working capital increased to $19.1 million at January 1, 2005 from $16.6 million at January 3, 2004. This increase in working capital was primarily due to net income in fiscal year 2004 which was used to pay down current liabilities incurred in connection with our increase in inventories. The increase in inventory in fiscal year 2004 is due to the opening of six stores in 2004, the addition of accessories to our product categories and inventory for planned store openings.

Capital expenditures including capital lease additions for the thirty-nine weeks ended October 1, 2005 were $2.4 million. These expenditures primarily related to leasehold improvements and fixtures and equipment of approximately $1.7 million for nine new stores, the remodeling of three stores which we estimate to be approximately $0.2 million and the relocation of two stores which we estimate to be approximately $0.2 million. Capital expenditures for the thirty-nine weeks ended October 2, 2004 were approximately $0.7 million. These expenditures primarily related to leasehold improvements and fixtures and equipment for four new stores we opened during the thirty-nine weeks ended October 2, 2004.

Capital expenditures including capital lease additions were $1.1 million, $1.0 million and $1.3 million for fiscal years 2002, 2003 and 2004, respectively. In fiscal year 2004, capital expenditures were primarily for leasehold improvements and fixtures for the six stores we opened. In fiscal year 2003, capital expenditures related to the remodel of four stores, leasehold improvements, fixtures and equipment for four new stores and leasehold improvements for the build out of our new corporate office. Expenditures for fiscal year 2002 were primarily for the build out of nine new stores and fixtures for two new licensed shoe departments.

During the thirty-nine weeks ended October 1, 2005 financing activities provided cash of $3.9 million compared with $3.5 million for the same period last year. The cash provided by financing for the thirty-nine weeks ended October 1, 2005 and October 2, 2004, primarily relates to net borrowings under our revolving credit facility.

Financing activities provided (used) cash of $1.5 million, ($3.7) million and $3.9 million in fiscal years 2004, 2003 and 2002, respectively. The cash provided by financing activities in fiscal years 2004 and 2002 relates to the net increase in borrowings under our revolving credit facility. The cash used by financing activities in fiscal year 2003 relate to the repayment of loans under our revolving credit facility primarily driven by the reduction of inventory by $6.7 million in fiscal year 2003.

Revolving Credit Facility

We maintain a revolving credit facility with Wells Fargo Retail Finance, LLC that provides for borrowings of up to $20.0 million, including a $5.0 million sublimit for the issuance of letters of credit. Under the terms of this revolving credit facility during 2005, we were subject to a capital expenditures limit of $6.0 million, of which $3.0 million was designated for capitalized leases. In each remaining year of the revolving credit facility, Wells Fargo has indicated that it will adjust our capital expenditure limit based upon our business plan. Borrowings under the revolving credit facility are based upon a percentage of eligible inventory less certain reserves. Borrowings are secured by inventory, equipment, general intangibles and other rights to payments. The revolving credit facility prohibits the payment of cash dividends and contains various restrictive covenants. In August 2005, we entered into amendment number three to our revolving credit facility. The amendment provided for an extension of the termination date of the revolving credit facility from April 18, 2006 to July 31, 2009.

The revolving credit facility contains various restrictive covenants, including a limitation on capital expenditures. The revolving credit facility does not contain any restrictions on disposal of assets or closure of stores other than a restriction prohibiting us from taking action to convey, sell, lease, license, assign, transfer or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of our assets. The revolving credit facility restricts us from incurring additional indebtedness, except to the extent provided in the credit agreement, from consigning any of our inventories to third parties under a bill and hold, sale or return, sale on approval or other conditional terms of sales and from making any distribution, declaration or payment of any dividend (in cash or other property, other than common stock).

Borrowings under our revolving credit facility bear interest at prime or Libor plus 1.50% to 2.00%, depending on our trailing twelve month EBITDA. The weighted-average interest rate on outstanding borrowings at October 1, 2005 was 5.6%. As of October 1, 2005, approximately $8.2 million was available for advances under the revolving credit facility. As of October 1, 2005, we were in compliance with the loan covenants of our revolving credit facility.

Although the revolving credit facility expires in July 2009 and we have the intent and ability to maintain this debt outstanding for more than one year, we have classified our borrowings under the revolving credit facility as a current liability in accordance with the provisions set forth in Emerging Issues Task Force (EITF) 95-22 “Balance Sheet Classifications, Borrowings Outstanding Under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement.”

Series A Convertible Preferred Stock Financing

On October 3, 2005, we entered into a Securities Purchase Agreement under which we issued and sold to an investor in a private placement 3,000 shares of our Series A Convertible Preferred Stock (the “Preferred Stock”) and warrants to purchase up to 25% of the number of shares of our common stock issuable upon conversion of the Preferred Stock, for a purchase price of $3.0 million. The shares of Preferred Stock were converted by the investor into an aggregate of 571,428 shares of common stock at a conversion price of $5.25 per share in January 2006. The warrants entitle the investor to purchase up to 142,857 shares of common stock. Of this total, 71,429 warrants are exercisable at $8.00 per share and 71,428 warrants are exercisable at $11.00 per share. The warrants expire on October 3, 2008. The funds received from this transaction are being used for general working capital purposes.

Contractual Obligations

The following summarizes our significant contractual cash obligations as of October 1, 2005:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating leases (1)	$135,668	$17,814	$33,920	$24,851	$59,083
Revolving credit facility (2)	10,573	—	—	10,573	—
Documentary and stand-by letters of credit	1,199	564	635	—	—
Purchase obligations for inventory	5,847	5,847	—	—	—
Service contracts (3)	16	16	—	—	—

Total contractual obligations	$153,303	$24,241	$34,555	$35,424	$59,083

(1)	As part of our store operating leases, we are responsible for other costs including: insurance, taxes, promotional costs and common area and maintenance costs. These costs have not been included in the total obligations under operating leases. As a percentage of net sales, these costs were 3.7%, 3.8% and 3.3% for fiscal years 2004, 2003 and 2002, respectively.
(2)	Represents outstanding borrowings under our revolving credit facility as of October 1, 2005. Although such amounts are not expected to be required to be repaid until July 31, 2009, the end of the commitment for the facility, these amounts have been classified as current liabilities in our consolidated balance sheet.
(3)	Service contracts relate to annual maintenance and software support on our computer system.

We currently expect that anticipated cash flows from operations, available borrowings under our revolving credit facility and the net proceeds of this offering will satisfy our cash requirements for at least the next 12 months. Our capital requirements may vary significantly from anticipated needs, depending upon such factors as operating results and the number and timing of new store openings.

If our expenses or capital requirements increase materially or if our cash flows from operations are materially lower than expected, we may need to seek additional financing, which may not be available on attractive terms or at all. See “Risk Factors” for a description of certain factors that may impact our expenses, capital requirements and cash flows from operations.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), Share-Based Payment, which requires that compensation costs relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation costs will be measured based on the fair value of the equity or liability instruments issued. We currently disclose pro forma compensation expense quarterly and annually (See Note 2 to the notes to consolidated financial statements included elsewhere in this prospectus). Upon adoption, the pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The provisions of SFAS No. 123R are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Effective with the first quarter of fiscal year 2006, we are adopting SFAS 123R and we will begin to recognize compensation expense related to share-based payment transactions using the modified prospective application.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect adoption of this standard to have a material impact on our financial position or results of operations or cash flows.

Quantitative and Qualitative Disclosure about Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our borrowings under our revolving credit facility. We had no derivative financial instruments as of October 1, 2005 and January 3, 2004. Our interest rate risk related to borrowings historically has been minimal as interest expense related to adjustable rate borrowings has been immaterial. At October 1, 2005 borrowings under our revolving credit facility were $10.5 million at a weighted-average interest rate of 5.6%. Based on our outstanding borrowings as of October 1, 2005, a 1.00% change in the applicable interest rate would result in a $105,000 increase in the Company’s annual interest expense.

BUSINESS

Company Overview

Shoe Pavilion is a leading independent off-price branded footwear retailer in the Western United States. As of December 31, 2005, we operated 90 stores in California, Washington, Oregon, Arizona and Nevada. We were among the first footwear retailers on the West Coast to expand the off-price concept into the branded footwear market. We offer a broad selection of quality designer label and branded footwear, typically at 20% to 60% below regular department store prices, in a convenient self-service store format.

We are positioned in the market between discount and department stores. Unlike discount stores, we offer designer label and branded footwear that, in our opinion, has long-term customer appeal. As a result, we appeal to quality, style and designer label-oriented customers with relatively higher spending power. Unlike department stores, our prices are designed to appeal to value-oriented consumers seeking quality branded footwear typically found at department stores or branded retail outlets at higher everyday prices.

Our stores are strategically located in strip malls, outlet centers, large format retail centers and downtown locations, frequently in close proximity to other off-price apparel retailers that attract similar customers. Our stores averaged approximately 10,000 square feet in 2005. On average, over 20,000 pairs of shoes from over 100 brands are displayed on the selling floor of most of our stores, compared to a significantly smaller product offering at typical department stores. Over the last several years, we have focused on closing smaller stores and replacing them with larger stores in more attractive locations. In addition, in fiscal year 2006, we plan to open up to 20 new stores and expand into new markets in Texas and New Mexico. The average square footage of these new stores is expected to be approximately 18,000 to 20,000 square feet. As a result, we expect the average size of our stores to increase for the foreseeable future.

Our goal is to become a leading retailer of value-priced branded footwear in the United States. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto.

Industry and Competition

According to NPD Fashionworld®, for the twelve months ended December 31, 2005, total retail footwear sales in the United States was $41.8 billion, representing an 8.8% increase over 2004. The footwear retail industry can be divided into three categories – fashion, performance and leisure – which in 2005 represented 53.6%, 27.4% and 19.0% of total footwear sales, respectively. The distribution and sale of footwear occurs through various different sales channels, which can be grouped into high, moderate and value-priced segments. Over the last few decades, the value-priced distribution channel, which consists of discount stores, factory outlets and off-price retailers, has become more prominent.

We believe that the growth in the value-priced segment is driven by consumers who have become more value-oriented and time-constrained. As a result, convenience, selection and availability have become significant factors in consumer purchasing decisions. According to Datamonitor, a market research company, in recent years consumers also seem to be moving further toward more fashionable, branded footwear. Thus, we believe the ability to provide branded footwear is essential to attract consumers into our stores. In addition, while fashions and expectations change from season to season, several top brands seem to be a stabilizing factor within the retail footwear market.

We compete with off-price and discount retailers (e.g., Nordstrom Rack, Payless ShoeSource, Ross Dress for Less and Famous Footwear), branded retail outlets (e.g., Nine West, Reebok, Adidas), national retail stores (e.g., DSW Shoe Warehouse, Nordstrom, Marshalls, Macy’s, Sears, J.C. Penney, Loehmann’s, Robinsons-May and Mervyn’s), traditional shoes stores and mass merchants.

Competitive Strengths

We believe that several of our key competitive strengths – our broad selection of branded product offerings, established vendor relationships, convenient and flexible store layout, low-cost business model, and strategic real estate locations – leave us well-positioned to take advantage of the continuing growth in the off-price segment.

Broad Selection of Branded Product Offerings

Our broad selection of quality designer label and branded footwear product offerings distinguishes us from other retailers and serves to attract first time buyers and consumers who otherwise might shop at more expensive department stores or branded retail outlets. We carry primarily in-season footwear found in specialty and department stores and branded make-ups (shoes made exclusively for our channel). Our selection of in-season merchandise and branded products distinguishes us from discount outlets, which typically offer only limited selections of branded footwear. Our typical store carries approximately 20,000 pairs of shoes from approximately 100 brands compared to significantly smaller product offerings at a typical department store or branded retail store. In order to increase the likelihood of our customer finding the right shoes at an attractive price, we tailor our merchandise from store to store to accommodate local consumer preferences, we opportunistically purchase in-season styles and branded footwear, and we purchase and receive new merchandise on a weekly basis. We also track sales trends and take advantage of a flexible buying process that enables us to make in-season purchases as compared to department stores that typically make large purchases at the beginning of a season.

Established Vendor Relationships

We have established a strong and mutually beneficial relationship with the shoe vendor community due to our ability to move quickly and decisively when procuring products. As a result, we have been able to negotiate favorable terms and prices by eliminating the vendor’s exposure to the risk of returns and not seeking typical retail concessions such as promotional and markdown allowances. Furthermore, we have been able to negotiate favorable prices with vendors by ordering merchandise during off-peak production periods and taking delivery at one central warehouse. By purchasing from over 100 vendors, we have a wider selection of suppliers, and we can choose to purchase from the vendors that are most competitively priced at any given point in time. These established relationships also allow us to make opportunistic and frequent purchases of in-season branded footwear, enabling us to maintain a large selection of merchandise reflecting current styles.

Convenient and Flexible Store Layout

Our self-service store layout provides a convenient shopping experience for our customers and can be modified quickly in order to maximize our ability to sell merchandise. In our self-service format, inventory is stored directly under a displayed shoe, thereby eliminating the need for a stockroom and significantly increasing retail floor space. Moreover, this format allows customers to locate all available sizes of a particular shoe and to try them on for comfort and fit without a salesperson’s assistance, allowing customers to browse and make independent purchasing decisions without feeling rushed or pressured into making a decision too quickly. Our store layouts can be easily reconfigured to accommodate new mixes of merchandise and adapted to a variety of store sizes, which enables us to open new stores within a week once merchandise is delivered.

We organize most of our stores on a single level, which allows customers to view the entire store and product offering as they enter and move quickly to the area where their desired styles are located. Signs help direct customers quickly to the merchandise they are seeking. Our interiors are well lit, with spacious aisles to allow ease of movement throughout the store. We group together similar styles such as dress, casual, seasonal and athletic merchandise. In order to maintain an exciting and changing shopping environment, we place newer in-season merchandise at the front of our stores, while older merchandise and clearance sale product is placed in the back.

Low-cost Business Model

Our low-cost business model allows us to offer our customers quality products at attractive prices. Our business model is based on self-service format stores, which reduce staffing and maintenance costs, and geographic clustering of our stores, which spreads expenses related to management and distribution across a number of stores. Clustering also enables us to cost effectively use television advertising in our markets in order to drive more traffic into our stores. In addition, we maintain low operating costs by outsourcing our warehouse and distribution operations, purchasing large blocks of merchandise from manufacturers at significant discounts and maintaining a lean management structure.

Strategic Real Estate Locations

Our stores are strategically located in strip malls, outlet centers, large format retail centers and downtown locations, frequently in close proximity to other off-price apparel retailers that attract similar customers and lower occupancy costs. Our focus on designer and branded footwear enables us to be in close proximity to other off-price retailers, which helps increase consumer traffic in our stores and consumer awareness of our brand. Due to our flexible store format, we have the ability to accommodate a variety of store sizes, which allows us to take advantage of attractive lease terms on an opportunistic basis.

Growth Strategy

We plan to continue to strengthen our position as a leading off-price branded footwear retailer by pursuing the following three primary strategies for growth in sales and profitability — continue to expand and improve our store base, leverage our operating model and enhance merchandising.

Continue to Expand and Improve Store Base

We believe our off-price branded footwear retail concept has broad national appeal and provides substantial opportunity for new store expansion in our existing and new markets. Our long-term strategy is to improve our penetration in existing markets and expand into new geographic markets while increasing our average store size to benefit from economies of scale. We plan to continue focusing on opening new stores in high traffic locations such as large format retail centers. We opened 10 new stores in 2005 with an average store size of 14,500 square feet. In fiscal year 2006, we plan to open up to 20 new stores, with an estimated average of approximately 18,000 to 20,000 square feet, and expand into new markets in Texas and New Mexico. We also plan to continue closing our smaller stores and replacing them with larger stores in more attractive locations.

Leverage our Operating Model

As we continue to expand our store base through the clustering of multiple stores, we believe we will improve our profitability by increasing our market presence and brand awareness and leveraging our cost structure, particularly in the areas of advertising, regional management, distribution and overhead functions. In addition, our strategy of clustering stores in the markets in which we operate facilitates better recruitment and training of employees. Clustering our stores also improves our ability to secure prime real estate locations on attractive terms through improved relationships with lessors and real estate brokers. In order to improve our operating and financial performance, we intend to continue investing in our infrastructure. We believe continued investment in information systems will enhance the efficiency of our operations through improved merchandise planning and allocation, inventory management and distribution functions.

Enhance Merchandising

We intend to increase our sales of merchandise and average transaction value by continually refining the selection and mix of our footwear and apparel merchandise. We intend to use our vendor relationships to increase the quality and breadth of our product offerings and to keep our product mix current with merchandise that is popular and in demand by continually reviewing new merchandise styles and actively monitoring the sell-through rates in each of our stores. We plan to continue to focus on refining our marketing efforts in the areas of advertising and promotions, and we recently introduced the Shoe Pavilion Gift Card as a method to gain new customers and provide greater convenience for our existing customers. In addition, accessories have proven to be very successful in our larger store formats. Our objective is to offer complementary accessories and apparel that provides the same brand/value equation that is the foundation of our footwear strategy. Additionally, our store format allows for flexibility in being able to display a wide variety of footwear and accessories.

Retail Store Base

Store Locations

As of December 31, 2005, we operated 90 Shoe Pavilion stores in the Western United States, including California, Washington, Oregon, Arizona and Nevada, as well as our Internet store. The map below shows the states in which our stores are located:

The number of stores, which includes our Internet store, in each geographic area is set forth below:

	Stores at Year End
	2001	2002	2003	2004	2005
Northern California (including the Internet store)	34	34	34	30	30
Southern California	35	41	37	38	38
Arizona	—	—	—	4	6
Oregon	4	4	5	5	4
Washington	10	9	9	9	9
Nevada	—	—	—	—	3

Totals	83	88	85	86	90

The Company leases all of its stores, with leases expiring between 2006 and 2016. The Company has options to renew most of its leases.

Store Size

As of December 31, 2005, our 90 stores occupied an aggregate of approximately 852,318 square feet of space with an average size of approximately 10,000 square feet. Over the last several years, in an effort to increase sales and improve our comparable store sales performance, we have focused on closing smaller stores and replacing them with larger stores in more attractive locations, resulting in a net growth of 136,673 square feet in store space during fiscal year 2005. Our long-term strategy is to open larger stores in large format retail centers in the range of 18,000 to 20,000 square feet in order to benefit from economies of scale.

Internet Store

Our Internet store allows customers to purchase footwear and accessories online. It also enables potential customers to locate our stores and to determine the availability of specific merchandise. Our Internet store revenues are not material to our revenue or earnings performance.

Growth Plans

We opened 10 new stores in 2005 with an average store size of 14,500 square feet. In fiscal year 2006, we plan to open up to 20 new stores, with an estimated average of approximately 18,000 to 20,000 square feet. We plan to open stores both in markets in which we currently operate and in new markets such as Texas and New Mexico. We believe that our existing business infrastructure can support our planned growth for the foreseeable future and will not compromise our new store economics. As of February 24, 2006, we have signed leases for 20 new stores and 4 store relocations.

The following table sets forth store openings and closings during the past three fiscal years:

	2003	2004	2005
Stores open at beginning of period	88	85	86
Opened during period period	4	6	10
Closed during period	7	5	6

Total open at end of period	85	86	90

Store closures in 2003, 2004 and 2005 were affected as part of our long-term strategy to replace smaller stores with larger stores in more attractive locations.

We believe that new store openings in our existing markets will further increase our name recognition, which will facilitate expansion into new markets. When entering a new market, we prefer to open multiple stores, thereby creating an immediate market presence and enabling expenses to be spread economically across a number of stores in order to lower per store operating costs. Due to our strategy of not opening new stores in the immediate vicinity of existing stores, we believe we would not be at risk of cannibalizing our existing stores. As part of the planning process, we endeavor to not over-saturate our market in our category of off-price branded shoe retailing. Our experience to date leads us to believe that we can continue our clustering strategy in both existing and new markets. In addition, our flexibility combined with our plans to open larger stores in 2006 provides us the opportunity to secure additional prime real estate sites in large format retail centers.

Site Selection

We use brokers to identify potential new store sites. Due to our flexible store format, we are able to adapt to a wide range of store designs and sizes. Before opening a new store, our management reviews detailed reports on demographics; spending, traffic and consumption patterns; store size, configuration, location and lease terms; and other site and market data. We target real estate locations with high pedestrian traffic and visibility, with new stores sized as appropriate to fit market potential. Our stores are either freestanding, in a strip mall, in a large format retail center, in a factory outlet mall or in a high traffic downtown shopping zone. We also target suburban locations near other large format, leading retailers, such as Target, Bed Bath & Beyond, Sportmart, Best Buy and Marshalls. We select sites that enable us to cluster our stores in strategic geographic markets to enhance our name recognition, lower average per store advertising costs and achieve economies of scale in management and distribution.

New Store Model

After we identify and approve a site, we negotiate the lease terms and begin planning the store layout and design. It typically requires between four and six weeks from the time we take possession of a store to its opening. We estimate that the average per store cost to open the four new stores that we opened during fiscal year 2005, with square footage ranging from 18,000 to 20,000 square feet, was $895,000. Of this amount, approximately $532,000 was for inventory and $307,000 was for fixtures, equipment and leasehold improvements, and $56,000 was for pre-opening expenses, including advertising. Generally, these costs were partially offset by landlord allowances, which averaged $40,000 per store. Costs vary from store to store depending on, among other things, the location, size, property condition and the tenant improvement package offered by the landlord. Our stores typically become profitable within their first year of opening and pay back their initial cash investment in less than two years. We do not own any of our real estate.

Merchandising

We separate our merchandise into four categories — men’s, women’s and children’s footwear and accessories. The three footwear categories include dress, casual and athletic footwear. While shoes are our main focus, we also offer a complementary assortment of accessories, including handbags, hosiery, belts, hats and other accessories. The following table sets forth the approximate percentage of our sales attributable to each merchandise category in fiscal year 2005:

Category	Percent of Net Sales
Women’s	57%
Men’s	30%
Children’s	7%
Accessories	6%

Our merchandising group is responsible for planning, purchasing and allocation of our merchandise. We maintain a lean management structure, with senior management, including the Chief Executive Officer and the Chief Operating Officer, involved in the procurement of products for our stores. We use multiple buyers in every product category. Our merchandising process consists of make-up purchases that are planned and purchased in advance for the season and in-season opportunistic purchasing. Our merchandising group endeavors to be flexible and well positioned to make decisions quickly in order to take advantage of opportunistic purchases as they become available.

We have established strong and mutually beneficial relationships with our key vendors, which enables us to maintain a large selection of merchandise reflecting current styles and provides us with access to high quality, in-season merchandise at attractive prices. In addition, we believe our vendors view us as a significant distribution channel for their branded offerings due to our proven ability to move quickly and decisively when purchasing products. As a result, we have been able to negotiate favorable terms and prices by not exposing the vendor to the risk of returns and by not seeking typical concessions such as promotional and markdown allowances. Furthermore, we have been able to negotiate favorable prices by ordering merchandise during off-peak production periods and by taking delivery at our central warehouse. As we continue to expand our store base, we expect to become stronger in our ability to procure products in larger lots and be a one-stop “deal” for the shoe vendors.

During 2005, we purchased merchandise directly from over 100 vendors. Approximately 70% to 80% of our purchases are branded make-ups and approximately 20% to 30% are opportunistic purchases of in-season branded footwear. We make purchases from suppliers on an order-by-order basis and have no long-term purchase contracts. Since we have stores in a number of markets in the Western United States, we can accommodate and distribute a wide variety of merchandise that meets the needs of customers in different geographic areas. We believe that the strength and variety of our supplier network mitigates much of our exposure to inventory supply risks. As the number of our stores increases and our sales volume grows, we believe there will continue to be adequate sources available to acquire a sufficient supply of quality goods in a timely manner and on satisfactory economic terms. In fiscal year 2005, the top ten suppliers accounted for approximately 40% of our inventory purchases and no vendor accounted for more than 10% of total inventory purchases in 2005.

Marketing and Advertising

Our marketing effort targets value conscious consumers seeking designer label and branded footwear. We also target time-constrained customers who want to make shopping decisions independent of a salesperson’s assistance. In 2005, we spent approximately $4.6 million on television advertising representing 4.5% of net sales. This represented a 7.0% increase from our advertising expenses of $4.3 million in fiscal year 2004. We occasionally use print advertising, typically at the time of a new store opening. However, in general, we have found print advertising to be less effective than television advertising. We also believe that television advertising benefits all stores in a common viewing market and that television advertising costs will be more effectively and economically leveraged as the number of stores in a specific region increases. Our signage is highly visible at the front and, when appropriate, rear of the store.

Staffing and Operations

As of December 31, 2005, Shoe Pavilion had approximately 406 full-time employees and 266 part-time employees. Due to the seasonal nature of our business, the number of part-time employees fluctuates depending on our needs. None of our employees are represented by a labor union.

Distribution

In February 2002, we engaged Gilbert Companies, an unrelated third-party logistics company, to provide warehousing and distribution services. We believe that outsourcing our distribution allows us to scale to our seasonal needs. Warehousing and distribution are primarily conducted in a facility located in Chino, California. Most of the merchandise purchased is shipped directly from suppliers to this centralized distribution center where it is then processed, sorted and shipped to our stores. We believe that Gilbert Companies can accommodate our planned growth for the foreseeable future. We continue to evaluate our warehousing and distribution requirements on an ongoing basis. Our contract with Gilbert Companies may be terminated by us at anytime on 30 days notice.

Management Information and Control System

We have made significant investments in sophisticated information technology systems. During 1999, we completed the installation of a new information system on an enterprise-wide basis, including all critical areas of corporate office, network infrastructure and point of sale (POS) at each store. Our system is based on an IBM AS 400, which we believe is reliable and scalable. Our system includes standardized workstations with a common set of desktop applications and a POS system that that is tightly integrated with our corporate office. The integration of our POS system allows us to review and analyze inventory levels at each individual store by department, class and stock keeping unit to replenish fast-selling items on a timely basis. Furthermore, our inventory tracking and POS system allows us to keep tight inventory control, which we believe is evidenced by less than one percent inventory shrinkage in fiscal year 2005. We believe our system also provides a foundation for future expansion.

Intellectual Property

The Shoe Pavilion name and logo are registered trademarks of the Company. We have also registered a number of other trademarks and service marks in the United States. We have strong name recognition in the Western United States and we believe that this provides us a competitive advantage. Consequently, we believe it is important to protect our brand identity.

Legal Proceedings

From time to time we are party to various legal proceedings arising from normal business activities. We believe that while it is reasonably possible that some of these matters will result in settlements to be paid by us, the ultimate resolution of these matters will not have a material adverse impact on our financial statements.

We are a defendant in a sexual harassment case filed on August 27, 2004 in Federal District Court for the District of Portland by Lori Anderson. Plaintiff, a former store manager, alleges that her district manager initiated unwelcome sexual advances and other forms of unwelcome sexual conduct. She alleges that when she resisted her district manager’s advances, she was terminated in violation of state and federal anti-retaliation laws. She seeks approximately $1.75 million in compensatory and punitive damages pursuant to the Title VII of the Civil Rights Act of 1964, Oregon State laws prohibiting sexual harassment in the work place, common law claims for intentional infliction of emotional distress and termination in violation of public policy. Discovery is ongoing and no date has been set for trial. We believe that we have meritorious defenses to the plaintiff’s claims and we intend to vigorously defend this litigation.

Properties

Our corporate offices are located in a 9,100 square foot facility in Sherman Oaks, California.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors as of February 24, 2006 are as follows:

Name	Age	Position
Dmitry Beinus	53	Chairman of the Board, President and Chief Executive Officer
Robert R. Hall	53	Vice President and Chief Operating Officer
Neil T. Watanabe	51	Executive Vice President and Chief Financial Officer
Denise A. Ellwood	48	Director
David H. Folkman	71	Director
Peter G. Hanelt	61	Director

Background and Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and recent business experience of each of our executive officers and directors:

Dmitry Beinus. Mr. Beinus has served as our Chairman of the Board, President and Chief Executive Officer since founding Shoe Pavilion in 1979. From 1976 to 1978, Mr. Beinus was employed in the shoe department of Nordstrom, Inc.

Robert R. Hall. Mr. Hall has served as our Vice President and Chief Operating Officer since January 1997. Mr. Hall joined Shoe Pavilion as a Regional Manager in 1990 and has held various positions within the Company including Operations Manager and Vice President of Merchandising.

Neil T. Watanabe. Mr. Watanabe has served as our Executive Vice President and Chief Financial Officer since November 2005. Prior thereto, from May 2003 until November 2005, Mr. Watanabe served as Executive Vice President and Chief Financial Officer of Elizabeth Arden Spas LLC. From May 2001 to May 2003, Mr. Watanabe provided executive restructuring services to Sears Health and Nutrition Stores serving in the capacity of Chief Operating Officer and to San Francisco Music Box Acquisition Corporation in the capacity as Chief Financial Officer. From March 1998 to May 2001, Mr. Watanabe served as Executive Vice President and Chief Financial Officer of Petsmart, Inc.

Denise A. Ellwood. Ms. Ellwood has been a member of our board of directors since 2001. Since July 2004, Ms. Ellwood has been a self-employed consultant. She was a partner with Marwood Sourcing, Inc., a sourcing agent for midsized retailers, from June 2001 until June 2004. From July 1998 to 2001, Ms. Ellwood served in various executive positions with Natural Wonders, Inc., a national specialty retailer of nature and science merchandise, most recently beginning in May 2000, as Senior Vice President, General Merchandizing Manager. She served as Vice President, Merchandise Planning & Allocations from July 1998 until December 1998 when she was appointed Divisional Merchandise Manager.

David H. Folkman. Mr. Folkman has been a member of our board of directors since 1997. Mr. Folkman is a Principal and Director of Regent Pacific Management Corporation, a management consulting firm, a position he has held since 1995, and during the period from 1991 to 1993. From December 1999 through August 2002, Mr. Folkman was Chief Executive Officer of ON-SITE Dental Care, Inc.

Peter G. Hanelt. Mr. Hanelt has been a member of our board of directors since 1997. Since November 2003, Mr. Hanelt has been a self-employed business consultant. He served as Chief Operating Officer and Chief Restructuring Officer of the Good Guys, Inc. a regional consumer electronics retailer, from December 2001 through July 2003 and thereafter as a consultant until October 2003. From October 1998 to June 2001, Mr. Hanelt served as Chief Executive Officer and director of Natural Wonders, Inc., a national specialty retailer of nature and science merchandise. Mr. Hanelt is also the Chairman of the Board of Directors of Silicon Image,

Inc., a publicly traded semiconductor company, and a director of Patelco Credit Union, a not-for-profit company, and InterHealth Nutraceuticals, Inc., a privately-held company.

Directors hold office until the next annual meeting of stockholders, and until their successors are duly elected and qualified. Board vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director. Our executive officers serve at the discretion of the board of directors. There is no family relationship between any of our executive officers or between any executive officer and any of our directors.

Audit and Compensation Committees

The board of directors currently has two standing committees: the Audit Committee and the Compensation Committee. The members of both committees are Ms. Ellwood, Mr. Folkman and Mr. Hanelt, and Mr. Hanelt serves as the chairman of both.

The Audit Committee’s role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls and compliance with related legal and regulatory requirements; the appointment, engagement, termination and oversight of our independent registered public accounting firm, including conducting a review of their independence, reviewing and approving the planned scope of the annual audit, overseeing the independent registered public accounting firms’ audit work; review and pre-approval of any audit and non-audit services that may be performed by them; review with management and the independent auditors the adequacy of our internal financial controls; approval of all related party transactions; and review of our critical accounting policies and the application of accounting principles.

Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the Securities and Exchange Commission (the “SEC”) for audit committee membership and is an “independent director” within the meaning of applicable Nasdaq listing standards. Each committee member meets the Nasdaq’s financial knowledge requirements, and the board of directors has further determined that Peter G. Hanelt (i) is an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC; and (ii) also meets the Nasdaq’s professional experience requirements. The Audit Committee operates pursuant to a written charter, which is reviewed and reassessed on an annual basis and complies with the applicable provisions of Sarbanes-Oxley and related rules of the SEC and The Nasdaq Stock Market. A copy of the current Amended and Restated Audit Committee Charter may be found on our Web site at www.shoepavilion.com.

The Compensation Committee sets and administers the policies governing the annual compensation of executive officers, including cash compensation and equity incentive programs, and reviews and establishes annually the compensation of the Chief Executive Officer. The Compensation Committee also reviews and approves equity-based compensation grants to our non-officer employees and consultants. After this offering, the Compensation Committee will also be responsible for reviewing and establishing annually the compensation of all of our executive officers and not just our Chief Executive Officer.

Nomination of Directors

We currently do not have a nominating committee, but instead, the nominating function has been carried out by our board of directors as a whole. Prior to this offering, we have been a “controlled company” pursuant to applicable Nasdaq rules because more than 50% of our voting power has been held by Mr. Beinus. As such, we have been exempt from the nominating committee rules. Therefore, historically, it has been permissible for the full board to carry out the functions of a nominating committee. After this offering, we will be required to either establish a nominating committee or turn over the nominating process to a majority of our independent directors.

Although we currently have no written charter guiding the nomination process, in carrying out its function to nominate candidates for election to the board of directors, the board considers the mix of skills, experience, character, commitment and diversity of background, all in the context of the requirements of the board at that point in time. The board believes that each candidate should be an individual who has demonstrated integrity and ethics in such candidate’s personal and professional life, have an understanding of elements relevant to the success of a publicly- traded company and have established a record of professional accomplishment in such candidate’s chosen field. Each candidate should be prepared to participate fully in board activities, including attendance at, and active participation in, meetings of the board, and not have other personal or professional commitments that would, in the board’s judgment, interfere with or limit such candidate’s ability to do so. Each candidate should also be prepared to represent the best interests of all of Shoe Pavilion’s stockholders and not just one particular constituency. Additionally, in determining whether to recommend a director for re-election, the board also considers the director’s past attendance at board and committee meetings and participation in and contributions to the activities of the board.

We do not have a policy with regard to consideration of director candidates nominated by the stockholders. Historically, the only candidates who have been nominated at our annual meetings have been the nominees proposed by the board of directors, and therefore, there has not been a need to have in place a set of procedures for stockholder nominations. Nevertheless, were a stockholder nomination to be delivered to Shoe Pavilion on or before the deadline for stockholder proposals, including all information required by Regulation 14A under the Exchange Act, the board would consider any such proposed nominee in connection with its own deliberations.

After this offering, either the newly established nominating committee or a majority of our independent directors will review and reassess the nomination process and guidelines and either adopt a formal written charter or pass a board resolution detailing our nominating process.

Director Compensation

Directors who are not our employees are paid $8,000 per year. In addition, Mr. Hanelt is paid $2,500 as chairman of the Audit Committee. Under our Non-Employee Director Stock Option Plan, Messrs. Folkman and Hanelt and Ms. Ellwood will each be granted at the annual meeting, and at each subsequent annual meeting at which they are reelected as directors, options to purchase 2,500 shares of our common stock.

Executive Compensation

The following table sets forth certain information concerning total compensation received by our Chief Executive Officer and our two other most highly compensated executive officers during the last year (the “Named Officers”) for services rendered to our company in all capacities for the 2005, 2004 and 2003 fiscal years. No other executive officer received more than $100,000 in total compensation during the fiscal year 2005.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation	Long-Term Compensation
		Salary($)	Securities Underlying Options(#)
Dmitry Beinus	2005	$375,000	—
Chairman and	2004	$349,182	—
Chief Executive Officer	2003	$336,007	—

Robert R. Hall	2005	$152,600	—
Vice President and	2004	$144,739	100,000
Chief Operating Officer	2002	$139,693	—

John D. Hellmann (2)	2005	$215,000	—
Chief Financial Officer	2004	$206,769	100,000
and Secretary	2003	$200,000	—

(1)	While the named executive officers enjoy certain perquisites, for fiscal years 2005, 2004 and 2003, these did not exceed the lesser of $50,000 or 10% of each officer’s salary and bonus.
(2)	Mr. Hellmann resigned as our Chief Financial Officer and Secretary as of November 21, 2005 but remained an employee of Shoe Pavilion through December 17, 2005. He has been replaced by Neil T. Watanabe, who is serving as our Executive Vice President and Chief Financial Officer.

On June 3, 2005, the base salary of Mr. Beinus was increased from $349,000 to $375,000, retroactive to January 1, 2005. In addition, we have an annual formula bonus program for Mr. Beinus. Under the bonus program, Mr. Beinus will receive a cash bonus with respect to any year in which our pre-tax income exceeds 4.5% of net sales. The amount of the bonus will equal 10% of such excess. No bonus was paid to Mr. Beinus in fiscal year 2003, 2004 or 2005.

No options were granted to any of the named executive officers in fiscal year 2005.

The following table presents the number of ordinary shares acquired and the value realized upon exercise of stock options during fiscal year 2005 and the number of shares of common stock subject to “exercisable” and “unexercisable” stock options held as of December 31, 2005 by each of the named executive officers listed in the summary compensation table above. Also presented are values of “in-the-money” options, which represent the positive difference between the exercise price of each outstanding stock option and $7.84, the December 30, 2005 closing price per share of our common stock on the Nasdaq Capital Market.

Aggregate Option Exercises in Fiscal Year 2005 and Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Shares Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-The-Money Options at Year-End(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dmitry Beinus	—	—	—	—	—	—
Robert R. Hall	—	—	90,000	75,000	$294,537	$492,000
John D. Hellmann	120,000	$568,375	—	—	—	—

(1)	Based on the fair market value of Shoe Pavilion common stock at the fiscal year-end (the last reported sale price on December 30, 2005, the last trading day of fiscal year 2005, was $7.84) minus the exercise price.

Employment Agreements

We have no employment agreements with any of our executive officers.

Stock Option Plans

1998 Equity Incentive Plan

In January 1998, our board of directors and stockholders adopted the 1998 Plan, pursuant to which an aggregate of 1,000,000 shares of our common stock are reserved for issuance to our key employees and consultants. The 1998 Plan provides for awards of both nonqualified stock options and incentive stock options within the meaning of Section 422 of the Internal Revenue Code, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the board of directors.

The term of incentive stock options granted under the 1998 Plan may not exceed ten years, or five years for incentive stock options granted to an optionee owning more than 10% of our voting stock. The exercise price of options under the 1998 Plan is equal to the fair market value of our stock on the date of grant, except if the option is an incentive stock option granted to an employee owning more than 10% of our voting stock. In that case, the option must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

Unless provided otherwise in the applicable award agreement, each option shall vest and be exercisable in one or more installments commencing on or after the first anniversary of the grant date. In the event of a change of control, as defined in the 1998 Plan, all options held by our executive officers shall become fully vested and exercisable.

The 1998 Plan is administered by the audit and compensation committee which has the sole discretion to select the persons to whom awards will be made, to determine the nature and amounts of such awards and to interpret, construe and implement the 1998 Plan. Members of the committee are not eligible to receive awards under the 1998 Plan.

1998 Directors Stock Option Plan

In January 1998, our board of directors and stockholders adopted the Directors’ Plan, pursuant to which an aggregate of 100,000 shares of common stock are reserved for issuance to non-employee directors of our company. The Directors’ Plan is intended to further the interests of the Company by providing recognition and compensation to its outside directors for their time, effort and participation in the growth and protection of our business. The Directors’ Plan provides that, at the time of his or her initial election or appointment to the board of directors, each director who is not an employee of Shoe Pavilion will automatically be granted a nonqualified stock option to purchase 7,500 shares of common stock. In addition, each outside director will automatically be granted a nonqualified option to purchase 2,500 shares of common stock on the date of each annual meeting. The exercise price of all options granted under the Directors’ Plan must be equal to the fair market value of the common stock at the time the option is granted. The Directors’ Plan is administered by a committee consisting of the board of directors.

Unless provided otherwise in the applicable award agreement, each option shall vest and be exercisable on the first anniversary of the grant date. In the event of a change of control, as defined in the Directors’ Plan, all options held by our directors shall become fully vested and exercisable.

Limitation of Liability and Indemnification Matters

Our Certificate of Incorporation and Bylaws provide for indemnification against liabilities of our directors, officers, employees and agents, and any person who serves at our request as a director, officer, employee, member or agent of another corporation, partnership, or other enterprise as provided by Delaware law. Our obligation to indemnify the individuals described above is limited to those instances in which the individual either: (i) is successful in the lawsuit; or (ii) acted in good faith in the transaction which is the subject of the lawsuit, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company. In the case of a suit brought by or in the right of the Company against any of the above-described individuals, such individuals will not be indemnified to the extent that they have been found liable for gross negligence or willful misconduct, unless the court involved determines that the individual is entitled to indemnification. Our indemnity obligations require us to indemnify these individuals or entities against certain liabilities, including attorneys’ fees, which may arise by reason of their status with or service for the Company. In connection with our indemnification obligation, we may advance expenses to these individuals as they are incurred, provided that they undertake to repay the amount advanced unless it is determined that they are entitled to indemnification. We maintain insurance covering our directors and officers.

Our Certificate of Incorporation and Bylaws make provisions for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Insofar as we may permit indemnification for liabilities arising under the Securities Act to directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

RELATED PARTY TRANSACTIONS

Since 1997, we have used Ad Marketing, Inc. for our advertising and marketing needs. Ad Marketing provides us with both print and broadcasting advertising services, including the creation of advertising content and the buying of media time. The contract with Ad Marketing may be cancelled by either party upon giving 60 days’ notice. In fiscal year 2004 and through the thirty-nine weeks ended October 1, 2005, we paid Ad Marketing $4.0 million and $3.4 million, respectively for its services.

Jack Roth is the President, Chief Executive Officer, Chairman and the principal stockholder of Ad Marketing. Mr. Roth and various members of his family directly, or indirectly through foundations and 401(k) plans, own 691,612 shares or 9.2% of our outstanding shares of common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 24, 2006, and as adjusted to give effect to the sale of the shares offered hereby, by:

•	each person whom we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table;

•	all of our directors and executive officers as a group; and

•	the selling stockholder.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this table through the exercise of any stock option, warrant or other right or the exercise of any convertible security. Except to the extent indicated in the footnotes, each person named in the table has sole voting and investment power with respect to the shares shown as beneficially owned, subject to applicable community property laws. Applicable percentage ownership before this offering is based upon 7,501,199 shares of common stock outstanding at February 24, 2006. Beneficial ownership representing less than one percent is denoted with an “*.”

	Shares Beneficially Owned Before this Offering			Shares Being Offered by this Prospectus		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number		Percent			Number	Percent
Dmitry Beinus 13245 Riverside Drive, Suite 450 Sherman Oaks, CA 91423	4,300,000		57.3%	1,000,000	(1)	3,300,000	34.7%

Magnetar Capital Master Fund, Ltd. (2)(3) 1603 Orrington Avenue, 13th Floor Evanston, IL 60201	722,079		9.6	0		722,079	7.6

Jack Roth (4)(5) 1801 Century Park East Los Angeles, CA 90067	691,612		9.2	0		691,612	7.3

Alydar Partners LLC (4)(6) 222 Berkeley Street, 17th Floor Boston, MA 02116	384,257		5.1	0		384,257	4.0

John D. Hellmann (7)	120,000		1.6	0		120,000	1.3

Robert R. Hall	115,000	(8)	1.5	0		115,000	1.2

Denise A. Ellwood	15,000	(9)	*	0		15,000	*

David H. Folkman	15,000	(10)	*	0		15,000	*

Peter G. Hanelt	19,000	(10)	*	0		19,000	*

All Executive Officers and Directors as a Group (6 persons) (11)	4,592,334	(12)	61.2	1,000,000		3,592,334	37.8

(1)	Mr. Beinus will be the source of any shares sold upon exercise of the underwriters’ over-allotment option. Accordingly, to the extent the underwriters do exercise such option, Mr. Beinus’ beneficial ownership after this offering will be reduced from the number and percentage reflected in this table.
(2)	Magnetar Capital Master Fund, Ltd. is a Cayman Islands company advised by Magnetar Financial LLC, a Delaware company that is a registered investment advisor. Magnetar Financial LLC is owned by Magnetar Capital Partners LLC, a Delaware limited liability company. Alec Litowitz owns the majority interest in Supernova Management LLC, a Delaware limited liability company which, in turn, owns approximately 95% of Magnetar Capital Partners LLC. Mr. Litowitz serves as the Manager of both Supernova Management LLC and Magnetar Capital Partners LLC.
(3)	Includes (i) 579,222 shares of common stock, and (ii) 142,857 shares of common stock issuable upon exercise of warrants owned by Magnetar Capital Master Fund, Ltd., according to information provided by Magnetar’s staff.
(4)	Based solely upon Schedules 13G filed with the SEC.
(5)	Includes 136,350 shares of common stock owned by members of Mr. Roth’s family, or foundations or 401(k) plans established by or for the benefit of family members. As to these shares, Mr. Roth shares power to dispose or direct the disposition of such shares, but he does not have the power to vote or to direct the voting of such shares. Mr. Roth disclaims beneficial ownership of all such shares. Without considering such shares, Mr. Roth owns 7.1% before this offering and 6.5% after this offering.
(6)	Includes (i) 243,329 shares of common stock owned directly by Alysheba Fund Limited, (ii) 131,169 shares of common stock owned directly by Alysheba QP Fund, L.P. and (iii) 9,759 shares of common stock owned directly by Alysheba Fund. Alydar Capital, LLC is the general partner of Alysheba Fund, L.P. and Alysheba QP Fund, L.P. Alydar Partners, LLC is the investment manager of Alysheba Fund, L.P., Alysheba QP Fund, L.P. and Alysheba Fund Limited. John A. Murphy, an individual, is managing member of Alydar Partners, LLC and Alydar Capital, LLC. Mr. Murphy disclaims beneficial ownership in the securities.
(7)	Mr. Hellmann resigned as Chief Financial Officer and Secretary on November 21, 2005.
(8)	Includes 115,000 shares issuable upon exercise of outstanding options exercisable within 60 days of February 24, 2006.
(9)	Includes 15,000 shares issuable upon exercise of outstanding options exercisable within 60 days of February 24, 2006.
(10)	Includes 25,000 shares issuable upon exercise of outstanding options exercisable within 60 days of February 24, 2006.
(11)	Includes shares issuable to Neil T. Watanabe upon exercise of outstanding options exercisable within 60 days of February 24, 2006. Mr. Watanabe replaced Mr. Hellmann as Chief Financial Officer in November 2005.
(12)	Includes 167,334 shares issuable upon exercise of outstanding options exercisable within 60 days of February 24, 2006.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 15,000,000 shares of common stock and 1,000,000 shares of preferred stock, all with a par value of $0.001 per share. Following this offering, we will have 9,501,199 shares of common stock and no shares of preferred stock outstanding.

Common Stock

As of February 24, 2006, we had 7,501,199 shares of common stock outstanding. We also have reserved for issuance an aggregate of (i) 431,000 shares of common stock upon exercise of outstanding options; and (ii) 142,857 shares upon exercise of outstanding warrants.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the preference in dividend rights of any series of preferred stock that we may issue in the future, the holders of common stock are entitled to receive such cash dividends, if any, as may be declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding up, after payment of all debts and liabilities and after payment of the liquidation preferences of any shares of preferred stock then outstanding, the holders of the common stock will be entitled to participate pro rata in all assets that are legally available for distribution.

Other than the rights described above, the holders of common stock have no preemptive subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights and preferences of holders of common stock will be subject to the rights of any series of preferred stock that we may issue in the future.

Preferred Stock

Our Certificate of Incorporation provides for the issuance of up to 1,000,000 shares of preferred stock, of which 3,000 shares have been designated Series A Convertible Preferred Stock. All shares of the Series A Convertible Preferred stock were converted by their holder in January 2006.

The board of directors has the authority, without further action by the stockholders, to issue up to an additional 997,000 shares of preferred stock in one or more series, and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preference and number of shares constituting any series or the designation of such series. The purpose of the provisions of our Certificate of Incorporation authorizing the issuance of preferred stock is to provide us with the flexibility to take advantage of opportunities to raise additional capital through the issuance of shares that address competitive conditions in the securities markets. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. Although we have no present plans to do so, the board of directors, without stockholder approval, may issue preferred stock with voting or conversion rights which could adversely affect the voting power of the holders of our common stock. This provision may be deemed to have a potential anti-takeover effect because the issuance of such preferred stock may delay or prevent a change of control of our company. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to our common stock, and, as a result, the issuance of preferred shares could depress the market prices of our shares of common stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a

“business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder; unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “Interested Stockholder,” did own, 15% or more of the corporation’s voting stock.

In addition, our authorized but unissued shares of common stock and preferred stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our bylaws which could delay, defer or prevent a change in control.

Transfer Agent, Warrant Agent and Registrar

Our transfer agent and registrar for our common stock is Mellon Human Resources & Investor Solutions, San Francisco, California.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

Upon completion of this offering, we expect to have 9,501,199 shares of common stock outstanding. Of these shares, the 3,000,000 shares of common stock sold in this offering (3,450,000 shares, if the underwriters’ over-allotment is exercised in full), including 1,000,000 shares (1,450,000 shares, if the underwriters’ over-allotment option is exercised in full) being sold by Mr. Beinus, the selling stockholder, will be freely tradeable without restrictions or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act.

Other Outstanding Shares

Of the 7,501,199 shares outstanding before this offering:

•	2,300,000 shares were sold in our initial public offering in February 1998 and are freely tradeable;

•	571,428 shares have been registered for resale by the holder of such shares and are currently available for public sale; and

•	129,771 shares were issued upon exercise of stock options and are freely tradeable because our Stock Plans are registered on Form S-8.

After completion of this offering, and assuming the underwriter’s over-allotment option is not exercised, Mr. Beinus will own 3,300,000 shares of common stock. Previously Mr. Beinus gifted 200,000 shares of common stock to his grandchildren. The 200,000 shares held by his grandchildren are eligible for public sale under Rule 144(k), while the remaining 3,300,000 shares owned by Mr. Beinus (less any additional shares sold pursuant to exercise of the underwriters’ over-allotment option) are restricted securities, as that term is defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The shares have been held for well in excess of the Rule 144 holding period, so Mr. Beinus could, if he elected to do so, sell his shares in accordance with the notice, timing, volume, manner of sale and other limitations of Rule 144. Prior to this offering, Mr. Beinus has never sold any of his shares. Other than the shares of common stock he is selling in this offering Mr. Beinus, together with our other executive officers and directors, have agreed not to sell or otherwise dispose of any of their remaining shares of common stock for a period of 90 days after completion of this offering, without the prior written consent of Wedbush Morgan Securities Inc., subject to certain limited exceptions. After the expiration of the lock-up period, or earlier with the prior written consent of Wedbush Morgan Securities Inc., all of the outstanding restricted shares subject to the lock-up may be sold in the public market pursuant to Rule 144.

In general, under Rule 144, as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Options and Warrants

Stock Options

As of February 24, 2006, we had outstanding options to purchase a total of 431,000 shares of common stock under our Stock Plans. We have 491,729 options available for grant under our 1998 Incentive Stock Plan and an additional 47,500 options available for grant under our Directors’ Stock Plan. These plans are registered on Form S-8 and accordingly, the shares issuable upon exercise of stock options are freely tradeable.

Warrants

As of January 31, 2006, we had outstanding warrants to purchase an aggregate of 142,857 shares, all of which are registered on a registration statement, thereby making the underlying shares available for public sale.

UNDERWRITING

Wedbush Morgan Securities Inc. and Roth Capital Partners, LLC are acting as the managing underwriters and as representatives of the several underwriters named below. Subject to the terms and conditions in the underwriting agreement among us and the underwriters, each underwriter named below has severally agreed to purchase from us and the selling stockholder the respective number of shares of common stock shown opposite its name below.

Underwriter	Number of Shares
Wedbush Morgan Securities Inc.
Roth Capital Partners, LLC

3,000,000

Of the 3,000,000 shares of common stock to be sold in this offering, 2,000,000 shares are being sold by us, and 1,000,000 shares are being sold by the selling stockholder.

The underwriting agreement provides that the obligations of the managing underwriters and other participating underwriters, if any, to purchase and accept delivery of the shares offered by this prospectus are subject to certain conditions contained in the underwriting agreement and that other than the shares covered by the over-allotment option, the underwriters will each severally purchase all of the shares of common stock offered hereby if any of the shares are purchased. We have been advised by the managing underwriters that they propose initially to offer the shares of common stock to the public at the public offering price shown on the cover page of this prospectus.

Shares sold by the managing underwriters to securities dealers, including any other participating underwriters, may be sold at a discount not in excess of $             per share from the public offering price. The underwriters may allow, and these dealers may re-allow other dealers, a discount not in excess of $             per share.

After this offering, the public offering price, concession and reallowance to dealers may be adjusted by the managing underwriters. No such adjustment shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

The selling stockholder has granted the underwriters an option exercisable within 30 days after the date of this prospectus, to purchase from him up to an aggregate of 450,000 shares of common stock at the public offering price less underwriting discounts and commissions. The managing underwriters may exercise this option solely to cover over-allotments, if any, made in this offering. To the extent that this option is exercised, we will be obligated pursuant to this option, to sell these shares to the underwriters.

Discounts and Expenses

The following table shows the underwriting discounts to be paid to the underwriters by us in connection with this offering, assuming both no exercise and full exercise of the underwriters’ over-allotment option:

	Per Share	Total
		Without Over-Allotment	With Over-Allotment

Underwriting discounts	$	$	$

Expenses, other than underwriting discounts

Wedbush Morgan Securities Inc.’s Warrants

On completion of this offering, we will issue to Wedbush Morgan Securities Inc. warrants to purchase from us up to 150,000 shares of our common stock at an exercise price equal to 120% of the price of the stock to the public in this offering. The warrants contain piggyback registration rights that expire three years from the closing of this offering. Subject to the restrictions described in the following paragraph, the warrants will be exercisable during the three-year period beginning on the closing date of this offering.

Neither the warrants nor the underlying shares of common stock may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction for a period of 180 days following the closing date of this offering, except by operation of law or by reason of our reorganization. Notwithstanding this lock-up restriction, the warrants may be exercised by their holders and the warrants and/or the underlying shares of common stock may be transferred during the 180-day lock-up period to any NASD member that participated in this offering or to the partners or officers of any such NASD member, provided that the warrants and the underlying shares of common stock otherwise remain subject to this lock-up provision for the full 180 days. In addition, this lock-up restriction will not apply if the aggregate amount of our securities held by the underwriter or related persons does not exceed 1% of the securities being offered in this offering.

The holders of the warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized on the sale of the shares issued upon exercise of the warrants may be deemed to be additional underwriting compensation. During the term of the warrants, the holders will have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of the ownership of the underlying shares of common stock. The holders will be most likely to exercise the warrants when the exercise price is less than the market price for our common stock. However, we offer no assurance as to whether the warrants will be exercised.

Lock-Up Agreements

In connection with this offering, our executive officers, directors and certain other stockholders have entered into agreements with Wedbush Morgan Securities Inc. whereby they agree not to sell or transfer any shares of our common stock (other than the shares being sold by Mr. Beinus in this offering) or any securities exercisable or exchangeable for or convertible into shares of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Wedbush Morgan Securities Inc., subject to limited exceptions. The persons and entities who have executed lock-up agreements beneficially owned, in the aggregate, approximately 4,179,780 outstanding shares as of February 24, 2006. Wedbush Morgan Securities Inc. may waive the lock-up restriction in its sole discretion.

In addition, we have agreed to be bound by a lock-up restriction for 90 days under which we have agreed to not sell additional securities during that period. However, we may issue options to purchase shares of our common stock under our stock option plans described in this prospectus, so long as the options are not exercisable during the lock-up period, and we may issue shares of common stock upon exercise of outstanding options and warrants. We may also issue shares of common stock or securities exchangeable or convertible into common stock in connection with an acquisition provided that those stockholders are bound by the lock-up restriction for 90 days following the date of this prospectus. We also have agreed not to register any shares of our common stock, or securities convertible into or exercisable for shares of our common stock, during the lock-up period.

Indemnity

In the underwriting agreement, we and the selling stockholder have agreed to indemnify the underwriters and their directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters and these persons may be required to make for these liabilities.

Stabilization, Short Sales and Penalty Bids

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market in connection with transactions intended to stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

In connection with this offering, the underwriters may make short sales of our shares and may purchase our shares in the open market to cover positions created by short sales. Syndicate short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. Any naked short position is closed out by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

The managing underwriters may impose a penalty bid on syndicate members. This means that to the extent the managing underwriters purchase in the open market shares of our common stock sold in this offering to reduce the underwriters’ short position or to stabilize the price of our common stock, the managing underwriters have the option to reduce the aggregate selling concession paid or payable to each syndicate member by the amount of the selling concession attributable to the portion of the repurchased shares sold in this offering by the syndicate member while such short covering or stabilizing activities are ongoing. To reduce the likelihood of the imposition of a penalty bid, the managing underwriters, in determining how to allocate shares in this offering, may take into consideration the history of investors who have quickly sold their shares in prior offerings. The imposition of a penalty bid may discourage the immediate resale of shares sold in this offering.

The activities described above may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above, if any, may have on the price of our common stock. The underwriters are not required to engage in these activities.

Offers in Other Jurisdictions

Neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required, other than the U.S. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements related to the offer and sale of these shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of these jurisdictions. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet web sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distribution will be made by the managing underwriters on the same basis as other allocations. Persons making such distributions will be required to comply with the rules of the National Association of Securities Dealers.

Other than the prospectus in electronic format, the information on any underwriters’ Web site, and any information contained in any other Web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Relationships

Some of the underwriters and their affiliates have engaged in, are engaging in and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received and may receive customary fees and expenses for these commercial and investment banking transactions.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Wickersham & Murphy, a Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, San Francisco, California.

EXPERTS

The consolidated financial statements as of January 1, 2005 and January 3, 2004, and for each of the three years in the period ended January 1, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to a restatement), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

•	GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or the “SEC.” In addition, we have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC’s public reference facilities, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Our SEC filings are also available to you free of charge at the SEC’s Web site at http://www.sec.gov.

•	STOCK MARKET. Our common stock is traded on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

SHOE PAVILION, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at January 3, 2004 (restated), January 1, 2005 and October 1, 2005 (unaudited)	F-3
Consolidated Statements of Operations for Years Ended December 28, 2002 (restated), January 3, 2004 (restated) and January 1, 2005; and 39-Weeks Ended October 2, 2004 and October 1, 2005 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders’ Equity for Years Ended December 28, 2002 (restated), January 3, 2004 (restated) and January 1, 2005; and 39-Weeks Ended October 1, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for Years Ended December 28, 2002 (restated), January 3, 2004 (restated) and January 1, 2005; and 39-Weeks Ended October 2, 2004 and October 1, 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Shoe Pavilion, Inc.

We have audited the accompanying consolidated balance sheets of Shoe Pavilion, Inc. and subsidiary (the “Company”) as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2005 and January 3, 2004, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the accompanying 2003 and 2002 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

March 31, 2005

SHOE PAVILION, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	January 3, 2004	January 1, 2005	October 1, 2005
	(as restated,		(unaudited)
	see Note 8)
ASSETS

CURRENT ASSETS:
Cash	$1,034	$1,179	$1,114
Receivables	130	131	860
Income tax receivables	13	—	—
Inventories	26,960	35,654	41,916
Deferred income taxes	2,099	718	718
Prepaid expenses	1,521	1,469	2,424

Total current assets	31,757	39,151	47,032

FIXED ASSETS:
Store fixtures and equipment	4,193	4,328	5,970
Leasehold improvements	4,579	4,984	6,564
Information technology systems	2,311	2,303	2,399

	11,083	11,614	14,933
Less: accumulated depreciation	(8,003)	(8,583)	(9,653)

	3,080	3,032	5,280

Deferred income taxes and other	1,865	1,775	1,951

Total assets	$36,702	$43,958	$54,263

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Borrowings under credit agreement	$5,045	$6,612	$10,573
Accounts payable	6,720	10,456	13,746
Accrued expenses	3,374	2,974	3,251

Total current liabilities	15,139	20,042	27,570

Deferred rent	3,069	3,359	4,470
Long-term portion of capitalized lease obligations	—	—	235

Total liabilities	18,208	23,401	32,275

Commitments and contingencies (Note 4)

STOCKHOLDERS’ EQUITY:
Preferred stock—$.001 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—	—
Common stock—$.001 par value: 15,000,000 shares authorized; 6,800,000, 6,801,021 and 6,807,271 shares issued and outstanding, respectively	7	7	7
Additional paid-in capital	13,967	13,969	13,997
Retained earnings	4,520	6,581	7,984

Total stockholders’ equity	18,494	20,557	21,988

Total liabilities and stockholders’ equity	$36,702	$43,958	$54,263

See notes to consolidated financial statements.

SHOE PAVILION, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended			Thirty-nine Weeks Ended
	December 28, 2002	January 3, 2004	January 1, 2005	October 2, 2004	October 1, 2005
	(as restated,	(as restated,		(unaudited)	(unaudited)
	see Note 8)	see Note 8)
Net sales	$83,782	$83,566	$85,770	$60,974	$73,048
Cost of sales and related occupancy expenses	57,576	59,870	55,831	40,279	47,821

Gross profit	26,206	23,696	29,939	20,695	25,227
Selling expenses	18,366	20,162	19,265	13,587	16,146
General and administrative expenses	7,792	8,159	6,930	5,093	6,393

Income (loss) from operations	48	(4,625)	3,744	2,015	2,688
Interest expense	(155)	(290)	(361)	(244)	(381)
Other income	26	—	11	10	1

Income (loss) before income taxes	(81)	(4,915)	3,394	1,781	2,308
Income tax (expense) benefit	53	1,983	(1,333)	(711)	(905)

Net income (loss)	$(28)	$(2,932)	$2,061	$1,070	$1,403

Net income (loss) per share:
Basic	$(0.00)	$(0.43)	$0.30	$0.16	$0.21
Diluted	$(0.00)	$(0.43)	$0.30	$0.16	$0.20

Weighted average shares outstanding:
Basic	6,800	6,800	6,800	6,800	6,804
Diluted	6,800	6,800	6,909	6,886	7,080

See notes to consolidated financial statements.

SHOE PAVILION, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount
Balance at December 29, 2001 (as previously reported)	6,800	$7	$13,967	$7,704	$21,678
Prior period adjustment (See Note 8)	—	—	—	(224)	(224)

Balance at December 29, 2001 (as restated)	6,800	7	13,967	7,480	21,454
Net loss (as restated, see Note 8)	—	—	—	(28)	(28)

Balance at December 28, 2002 (as restated, see Note 8)	6,800	7	13,967	7,452	21,426
Net loss (as restated, see Note 8)	—	—	—	(2,932)	(2,932)

Balance at January 3, 2004 (as restated, see Note 8)	6,800	7	13,967	4,520	18,494
Net income	—	—	—	2,061	2,061
Exercise of stock options	1	—	2	—	2

Balance at January 1, 2005	6,801	7	13,969	6,581	20,557
Net income (unaudited)	—	—	—	1,403	1,403
Exercise of stock options (unaudited)	6	—	28	—	28

Balance at October 1, 2005 (unaudited)	6,807	$7	$13,997	$7,984	$21,988

See notes to consolidated financial statements.

SHOE PAVILION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended			Thirty-nine Weeks Ended
	December 28, 2002	January 3, 2004	January 1, 2005	October 2, 2004	October 1, 2005
	(as restated,	(as restated,		(unaudited)	(unaudited)
	see Note 8)	see Note 8)
Operating activities:
Net income (loss)	$(28)	$(2,932)	$2,061	$1,070	$1,403
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,455	1,536	1,407	1,058	1,124
Deferred income taxes	(31)	(1,968)	1,517	945	—
Asset impairment expense	—	89	56	57	—
Loss on disposition of assets	—	—	—	5	—
Other	(10)	19	6	—	—
Effect of changes in:
Inventories	(2,262)	6,700	(8,693)	(9,964)	(6,262)
Receivables	(763)	1,229	12	126	(729)
Prepaid expenses and other	9	(1,199)	(67)	(232)	(1,185)
Accounts payable	(2,295)	500	3,735	4,122	2,675
Accrued expenses and deferred rent	818	936	(182)	(41)	1,438

Net cash provided by (used in) operating activities	(3,107)	4,910	(148)	(2,854)	(1,536)

Investing activities:
Purchase of fixed assets	(1,110)	(994)	(1,165)	(702)	(2,425)
Proceeds from sale of fixed assets	305	—	—	—	—

Net cash used in investing activities	(805)	(994)	(1,165)	(702)	(2,425)

Financing activities:
Borrowings (payments) on credit facility, net	3,892	(3,447)	1,568	3,555	3,961
Payment of loan costs	—	(213)	—	—	—
Proceeds from the exercise of stock options	—	—	2	2	28
Principal payments on capital leases	(3)	(1)	(112)	(66)	(93)

Net cash provided by (used in) financing activities	3,889	(3,661)	1,458	3,491	3,896

Net increase (decrease) in cash	(23)	255	145	(65)	(65)
Cash, beginning of period	802	779	1,034	1,034	1,179

Cash, end of period	$779	$1,034	$1,179	$969	$1,114

Supplemental disclosures of cash flow information:
Cash paid for interest	$152	$296	$286
Cash paid for income taxes	$343	$—	$928
Supplemental disclosure of non-cash investing and financing activities:
Capital lease obligations incurred	$—	$7	$184

See notes to consolidated financial statements.

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND OPERATIONS

Shoe Pavilion, Inc. (the “Company” or “Shoe Pavilion”), was incorporated in Delaware in 1997. The Company operates as a single business segment of off-price shoe stores located in California, Washington, Oregon and Arizona, under the name Shoe Pavilion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy—The consolidated financial statements include the Company and its wholly-owned subsidiary, Shoe Pavilion Corporation. All significant intercompany balances and transactions have been eliminated.

Fiscal periods—The Company’s year end is based upon a 52/53 week year ending on the Saturday nearest to December 31. All references herein to 2002, 2003 and 2004 refer to the fiscal years ended December 28, 2002, January 3, 2004, and January 1, 2005, respectively. January 3, 2004 was a 53 week year. December 28, 2002 and January 1, 2005 were 52 week years.

The Company’s fiscal quarters end on the Saturday nearest to March 31, June 30, and September 30. The thirty-nine week periods for 2004 and 2005 ended October 2, 2004 and October 1, 2005, respectively. The results of operations for the thirty-nine weeks ended October 1, 2005 presented herein are not necessarily indicative of the results to be expected for the full fiscal year.

The accompanying unaudited condensed consolidated financial statements as of and for the thirty-nine weeks ended October 2, 2004 and October 1, 2005, have been prepared from the records of Shoe Pavilion without audit, and in the opinion of management, include all adjustments necessary to present fairly the financial position of the Company and the results of its operations and its cash flows for the periods presented.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash—Cash represents cash on hand and cash held in banks.

Estimated Fair Value of Financial Instruments—The carrying value of cash, accounts receivable, accounts payable and debt approximates their estimated fair values at January 3, 2004, January 1, 2005 and October 1, 2005.

Inventories—Inventories are stated at the lower of average cost or market.

The Company purchases inventory from international and domestic vendors. For 2002, 2003 and 2004, and the thirty-nine week periods ended October 2, 2004 and October 1, 2005, the Company’s top ten suppliers accounted for approximately 28%, 35%, 44%, 44.5% (unaudited), and 40% (unaudited) of inventory purchases, respectively.

Fixed Assets—Fixed Assets are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful lives of the assets or lease term, generally five years.

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes—Income taxes are accounted under the asset and liability method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred income taxes result primarily from deferred rent, fixed asset basis differences, UNICAP adjustments and inventory reserves.

Deferred Rent—Certain of the Company’s store leases provide for free or reduced rent during an initial portion of the lease term. Deferred rent consists of the aggregate obligation for lease payments under these leases accrued on a straight-line basis over the lease term, including any free rent build out periods, in excess of amounts paid. In addition, deferred rent includes construction allowances received from landlords, which are amortized on a straight-line basis over the initial lease term.

Preopening Costs—Store preopening costs are charged to expense as incurred.

Asset Impairment—The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Management evaluates the carrying value of assets associated with stores which have been open at least 14 consecutive months. The Company records an impairment charge to write down the assets to their estimated fair value if the carrying values of such assets exceed their related expected future cash flows. The impairment charge is recorded in selling, general and administrative expenses. Management’s estimates and assumptions used in the projections are subject to a high degree of judgment and if actual results differ, additional losses may be recorded.

For 2003 and 2004, and the thirty-nine week period ended October 2, 2004 the Company recorded impairment charges of $89,000, $56,000, and $57,000 (unaudited), to write down assets, in seven stores, one store, and one store, respectively, to their estimated fair value. No impairment charges were recorded in 2002 and the thirty-nine week period ended October 1, 2005.

Advertising Expense—For 2002, 2003 and 2004, and the thirty-nine week periods ended October 2, 2004 and October 1, 2005, the Company spent $3.5 million, $5.1 million, $4.3 million, $2.8 million (unaudited), and $3.5 million (unaudited), respectively on advertising. Advertising costs are expensed as incurred.

Net Income (Loss) Per Share—Basic income (loss) per share is computed as net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur from the exercise of outstanding stock options and is computed by dividing net income by the weighted average number of common shares outstanding for the period, plus the dilutive effect of outstanding stock options.

Comprehensive Income (Loss)—Comprehensive income (loss) is equal to net income (loss) for all periods presented.

Stock-Based Compensation—The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and its related interpretations. As the Company issues its options with exercise prices equal to the fair market value of the underlying common stock on the date of grant, no compensation expense has been recognized in the financial statements for stock option arrangements.

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock Based Compensation” as described in Note 6.

	Year Ended			Thirty-nine Weeks Ended
(in thousands, except per share amounts)	December 28, 2002	January 3, 2004	January 1, 2005	October 2, 2004	October 1, 2005
	(as restated, see Note 8)	(as restated, see Note 8)		(unaudited)	(unaudited)
Net income (loss)	$(28)	$(2,932)	$2,061	$1,070	$1,403
Deduct: Total stock-based compensation expense determined under fair value method, net of tax	(31)	(6)	(106)	(79)	(71)

Pro forma net income (loss)	$(59)	$(2,938)	$1,955	$991	$1,332

Basic net income (loss) per share:
As reported	$—	$(0.43)	$0.30	$0.16	$0.21
Pro forma	$(0.01)	$(0.43)	$0.29	$0.15	$0.20
Diluted net income (loss) per share:
As reported	$—	$(0.43)	$0.30	$0.16	$0.20
Pro forma	$(0.01)	$(0.43)	$0.28	$0.14	$0.19

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (Revised 2004), Share-Based Payment, which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually (See Note 2). Upon adoption, the pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The provisions of SFAS No. 123R are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the method of adoption and the effect that the adoption of SFAS No. 123R will have on its financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect adoption of this standard to have a material impact on its financial position or results of operations or cash flows.

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. FINANCING AGREEMENTS (UNAUDITED)

In August 2005, the Company entered into amendment number three to its loan and security agreement with Wells Fargo Retail Finance, LLC (“Loan Agreement”). The amendment provides for an extension of the termination date of the Loan Agreement from April 18, 2006 to July 31, 2009. In addition, the amendment provides for an increase in the limit on capital expenditures from $1.0 million in 2005 to $3.0 million in 2005.

The Loan Agreement provides for a credit facility of up to $20.0 million, including a $5.0 million sublimit for the issuance of letters of credit. Borrowings under the Loan Agreement are based upon a percentage of eligible inventory less certain reserves. Borrowings are secured by inventory, equipment, general intangibles and other rights to payments. The Loan Agreement prohibits the payment of cash dividends and contains various restrictive covenants.

Under the terms of the Loan Agreement interest on borrowings is at prime or Libor plus 1.50% to 2.00%, depending on the Company’s trailing twelve month EBITDA. The average interest rate on outstanding borrowings at October 1, 2005 was 5.7%. As of October 1, 2005 approximately $8.2 million was available for advances under the Loan Agreement. As of July 2, 2005 the Company was out of compliance with certain terms and conditions of the Loan Agreement as a result of exceeding the $1.0 million limit on capital expenditures and the $250,000 limit on capital lease obligations. In August 2005, the Company obtained a waiver from Wells Fargo Retail Finance, LLC and as part of the third amendment to the Loan Agreement received an increase in the limit on capital expenditures for 2005 to $3.0 million and the limit on capital lease obligations to $3.0 million. As of October 1, 2005 the Company was in compliance with its loan covenants.

Although the Loan Agreement expires in July 2009 and the Company has the intent and ability to maintain this debt outstanding for more than one year, the Company has classified its borrowings under the Loan Agreement as a current liability in accordance with the provisions set forth in Emerging Issues Task Force (EITF) 95-22 “Balance Sheet Classifications, Borrowings Outstanding Under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement.”

4. COMMITMENTS AND CONTINGENCIES

Leases—The Company is obligated under operating leases for store locations and equipment. While most of the agreements provide for minimum lease payments and include rent escalation clauses, certain of the store leases provide for additional rentals contingent upon prescribed sales volumes. Additionally, the Company is required to pay common area maintenance and other costs associated with the centers in which the stores operate. Most of the leases provide for renewal at the option of the Company.

Future minimum lease payments required are as follows:

Operating Lease Payments
(in thousands)
Fiscal year:
2006	$12,324
2007	12,310
2008	10,206
2009	7,897
2010	5,188
Thereafter	10,923

$58,848

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expense for 2002, 2003 and 2004, and the thirty-nine week periods ended October 2, 2004 and October 1, 2005 was approximately $12.0 million, $13.3 million, $13.7 million, $10 million (unaudited), and $11.5 million (unaudited), respectively, including contingent rentals of $0.7 million, $0.3 million, $0.4 million, $0.3 million (unaudited) and $0.2 million (unaudited), respectively.

Letters of Credit—The Company obtains letters of credit in connection with overseas purchase arrangements. The total amounts outstanding were approximately $480,000, $393,000, and $564,000 (unaudited) as of January 3, 2004, January 1, 2005, and October 1, 2005, respectively. As of January 1, 2005, and October 1, 2005 the Company also had $500,000 and $635,000 (unaudited) outstanding, respectively, in standby letters of credit relating to its workers compensation policy and rental agreements.

Contingencies—The Company is party to various legal proceedings arising from normal business activities. Management believes that while it is reasonably possible that some of these matters will result in settlements to be paid by the Company, the ultimate resolution of these matters will not have a material adverse impact on the Company’s financial statements.

On March 5, 2002, the Company was sued in Los Angeles County Superior Court by one of its store managers who asserted that he and all other store managers in California were improperly classified as “exempt” employees under California’s wage and hour laws and therefore they were entitled to overtime wages. An amended complaint seeking class action status on behalf of all store managers in California was subsequently filed with the court. The Company denied the plaintiff’s claims and filed an answer challenging class certification. In December 2003, the Company entered into a settlement agreement of the lawsuit. Under the terms of the agreement the Company paid store managers a stipulated cash settlement based upon the number of weeks worked for the period from April 1, 1998 through December 31, 2003. During the fourth quarter ended January 3, 2004, the Company recorded a reserve of approximately $1.0 million for the costs associated with the lawsuit settlement. The Company reduced this reserve by approximately $258,000 during the third quarter ended October 2, 2004. The Company made substantially all payments required to be made under the settlement agreement in 2004.

5. INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

	Year Ended
(in thousands)	December 28, 2002	January 3, 2004	January 1, 2005

Current:
Federal	$79	$(16)	$(244)
State	(101)	1	60

Total current	(22)	(15)	(184)

Deferred:
Federal	(88)	(1,568)	1,299
State	58	(400)	218

Total deferred	(30)	(1,968)	1,517

Total provision (benefit)	$(52)	$(1,983)	$1,333

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the provision (benefit) for income taxes to the amount of income tax expense (benefit) that would result from applying the Federal statutory rate of 34% to income (loss) before income taxes is as follows:

	Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005

Statutory Federal rate	(34.0)%	(34.0)%	34.0%
State taxes, net of Federal benefit	(5.3)%	(5.4)%	5.4%
State tax credits	(27.2)%	—	—
Other	1.8%	(1.0)%	(0.2)%

Effective tax (benefit) rate	(64.7)%	(40.4)%	39.2%

The components of deferred tax assets (liabilities) are as follows:

(in thousands)	January 3, 2004	January 1, 2005
	(as restated)
Current:
Uniform capitalization of inventory costs	$333	$385
Accrued vacation	141	154
Inventory reserves	250	325
Prepaid expenses	(9)	(46)
State taxes	(77)	(50)
Legal reserve	415	—
Net operating loss	1,005	—
Other	41	(50)

Total current	2,099	718

Non-Current:
Deferred state taxes	(161)	(113)
Difference in basis of fixed assets	819	1,009
Deferred rent and tenant improvements	798	675
Net operating loss	251	—

Total non-current	1,707	1,571

Net deferred tax asset	$3,806	$2,289

In accordance with SFAS No. 109, “Accounting for Income Taxes”, a valuation allowance is provided when it is more likely than not that some or a portion or all of the deferred tax asset will not be realized. Based upon its history of earnings the Company believes that the realization of its deferred tax asset is more likely than not and therefore has not provided a valuation allowance for its deferred tax asset.

6. STOCKHOLDERS’ EQUITY

Stock Options—In January 1998, the Company adopted the 1998 Equity Incentive Plan (the “1998 Plan”) authorizing the issuance of stock options to acquire up to 1,000,000 shares of its common stock to key employees and consultants of the Company. The 1998 Plan provides for awards of incentive stock options and nonqualified

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock option grants to purchase shares of common stock at prices equal to their fair market value on the date of grant. Such options vest 25% each year, beginning on the one year anniversary date of the date of grant and expire ten years after the grant date. At January 1, 2005, there were 527,479 shares available for grants and options to acquire 176,500 shares of common stock were exercisable. At October 1, 2005, there were options to acquire 526,229 (unaudited) shares available for grants and options to acquire 241,500 (unaudited) shares of common stock were exercisable.

Directors’ Stock Options—In January 1998, the Company adopted the Directors’ Stock Option Plan (the “Directors’ Plan”) authorizing the issuance of stock options to acquire up to 100,000 shares of common stock to non-employee directors of the Company. The Directors’ Plan provides for awards of nonqualified stock options to purchase shares of common stock at prices equal to their fair market value on the date of grant. Such options vest 100% on the one year anniversary date of the grant and expire six years after the grant. At January 1, 2005, there were 55,000 shares available for grant and stock options to acquire up to 37,500 shares of common stock were exercisable. At October 1, 2005, there were options to acquire 47,500 (unaudited) shares available for grants and stock options to acquire up to 40,000 (unaudited) shares of common stock were exercisable.

The following tables summarize information about outstanding stock options under both plans:

	Number of shares	Weighted Average Exercise price
Balance at December 29, 2001	289,500	$4.16
Options granted	57,500	1.22
Options canceled	(89,000)	1.65

Balance at December 28, 2002	258,000	4.37
Options granted	7,500	1.03
Options canceled	(17,625)	6.18

Balance at January 3, 2004	247,875	4.14
Options granted	345,000	1.57
Options exercised	(1,021)	1.94
Options canceled	(75,354)	3.57

Balance at January 1, 2005	516,500	2.51
Options granted (unaudited)	27,500	4.49
Options exercised (unaudited)	(6,250)	4.39
Options canceled (unaudited)	(18,750)	5.22

Balance at October 1, 2005 (unaudited)	519,000	$2.49

The weighted average fair values of options granted during 2002, 2003, 2004 and 2005 were $0.86, $0.68, $1.35 and $3.64, respectively.

Range of Exercise Prices	Number Outstanding at January 1, 2005	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exerciseable at January 1, 2005	Weighted Average Exercise Price
$1.03–$1.22	20,000	3.14	$1.15	20,000	$1.15
$1.28–$1.28	200,000	9.14	1.28	—	—
$1.81–$1.95	200,500	7.05	1.93	105,500	1.92
$2.25–$10.25	96,000	3.19	6.56	88,500	6.93

$1.03–$10.25	516,500	6.99	$2.51	214,000	$3.92

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation,” requires the disclosure of pro forma net income (loss) and net income (loss) per share as though the Company had adopted the fair value method as of the beginning of 1995, see Note 2. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions.

	Year Ended December 28, 2002	Year Ended January 3, 2004	Year Ended January 1, 2005	Nine-month Period Ended October 1, 2005
				(unaudited)
Expected life in years	8.04	5.0	9.15	7.55
Stock price volatility	67.19%	81.97%	95.00%	91.40%
Risk free interest rate	4.5%	2.6%	3.3%	4.1%
Dividends during term	None	None	None	None

7. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Savings Plan (the “Plan”). Employees become eligible to participate in the Plan after completing one year of service and attainment of the age 21. Generally, employees may contribute up to 15% of their compensation or a maximum of $13,000 in accordance with IRC Sections 402(g), 401(k) and 415. The Company may at its sole discretion, contribute and allocate to each eligible participant’s account a percentage of the participant’s elective deferral contributions. The Company made no contributions to the Plan for 2002, 2003, 2004, or the thirty-nine week periods ended October 2, 2004 and October 1, 2005. The Company’s contributions vest over a five-year period.

8. RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of its financial statements for the year ended January 3, 2004, as a result of views expressed in a letter issued on February 7, 2005 by the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) to the American Institute of Certified Public Accountants regarding certain operating lease-related accounting issues and their application under generally accepted accounting principles in the United States of America (“GAAP”), the Company determined that its then current method of accounting for rent holidays was not in accordance with GAAP.

The Company’s historical accounting practice was to recognize rent expense on a straight-line basis over the initial non-cancelable lease term, with the term commencing when the store opened for business. However, after considering the views expressed in the letter issued by the Chief Accountant of the SEC on February 7, 2005, the Company has now determined that it should have been recording rent expense from the time at which the Company takes possession of the property. As a result, the Company’s consolidated financial statements for the fiscal years ended January 3, 2004 and December 28, 2002 have been restated from the amounts previously reported. The cumulative effect of this accounting change is a reduction in retained earnings of $224,000 as of the beginning of fiscal 2002 and decreases to retained earnings of $175,000 and $204,000 for fiscal years 2002 and 2003, respectively. The Company recorded the adjustment related to the current year, which was nominal, in the fourth quarter of fiscal 2004 to correct its lease accounting.

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the effects of the restatement on the Company’s financial results has been provided below:

For the year ended:	January 3, 2004	January 3, 2004	December 28, 2002	December 28, 2002
(in thousands, except per share amounts)	(As previously reported)	(As restated)	(As previously reported)	(As restated)
Cost of sales and related occupancy expenses	$59,519	$59,870	$57,294	$57,576
Gross profit	24,047	23,696	26,488	26,205
Income (loss) from operations	(4,274)	(4,625)	330	48
Income (loss) before income taxes	(4,564)	(4,915)	202	(81)
Income tax benefit (expense)	1,836	1,983	(55)	52
Net income (loss)	$(2,728)	$(2,932)	$147	$(29)
Net income (loss) per share:
Basic	$(0.40)	$(0.43)	$0.02	$—
Diluted	$(0.40)	$(0.43)	$0.02	$—

As of:	January 3, 2004	January 3, 2004
	(As previously reported)	(As restated)
Deferred income taxes	$1,966	$2,099
Total current assets	31,624	31,757
Deferred income taxes and other	1,605	1,865
Total assets	36,309	36,702
Accrued expenses	3,680	3,374
Total current liabilities	15,445	15,139
Deferred rent	1,767	3,069
Retained earnings	5,123	4,520
Total shareholders’ equity	19,097	18,494
Total liabilities and shareholders’ equity	$36,309	$36,702

9. SUBSEQUENT EVENTS (UNAUDITED)

On October 3, 2005, the Company entered into a Securities Purchase Agreement under which the Company issued and sold to an investor in a private placement 3,000 shares of its Series A Convertible Preferred Stock (the “Preferred Stock”) and warrants to purchase up to 25% of the number of shares of the Company’s common stock issuable upon conversion of the Preferred Stock, for a purchase price of $3.0 million. The shares of Preferred Stock are convertible at the option of the investor into an aggregate of 571,428 shares of common stock at a conversion price of $5.25 per share. The closing price of the Company’s common stock on September 30, 2005, the last trading day preceding this financing was $4.70 per share. The conversion price is subject to adjustment, including full ratchet price anti-dilution in the event the Company issues securities, other than “exempt securities” as defined in the transaction documents, at a price below the conversion price then in effect.

The Preferred Stock is non-voting and does not bear a stated dividend; however, if the Company pays or declares a dividend or makes a distribution on any securities of the Company, it will be required to pay a proportional amount to the holders of the Preferred Stock. The Preferred Stock carries a liquidation preference in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company in an amount equal to $1,000 per share, which is the stated value of the Preferred Stock, plus any accrued and unpaid dividends and any other fees or liquidated damages that may be owing on the Preferred Stock. The Company has the right to force conversion of the outstanding Preferred Stock if the volume weighted average price of the Company’s

SHOE PAVILION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock exceeds 120% of the then-effective conversion price for 20 consecutive trading days and the average daily trading volume for the 20-day period exceeds 50,000 shares; provided, however, that the Company may not force conversion nor can the Investor voluntarily convert Preferred Stock in an amount that would result in the Investor and its affiliates beneficially owning more than 4.99% of the outstanding common stock on the conversion date. The Company may also force conversion of all of the outstanding Preferred Stock if it consummates a public offering raising gross proceeds of at least $10,000,000. The Warrants, entitle the Investor to purchase up to 142,857 shares of common stock. Of this total, 71,429 Warrants (the “A Warrants”) are exercisable at $8.00 per share and 71,428 Warrants (the “B Warrants”) are exercisable at $11.00 per share. Both Warrants expire on October 3, 2008. The funds received from this transaction will be used for general working capital purposes.

During 2005, the Company entered into 17 new operating lease arrangements. Future minimum lease payments as of December 31, 2005 for all leases are as follows: $19,720 (2006); $21,030 (2007); $18,294 (2008); $16,344 (2009); $14,153 (2010); and $91,171 (thereafter).

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share information)
2003 (1)
Net sales	$18,583	$21,162	$21,581	$22,240
Gross profit (as previously reported)	4,237	6,132	6,137	7,541
Gross profit (as restated)	4,148	6,062	6,096	7,390
Net income (loss) (as previously reported)	(1,318)	(231)	(1,203)	24
Net loss (as restated)	(1,371)	(273)	(1,228)	(60)
Income (loss) per share:
Basic (as previously reported)	$(0.19)	$(0.03)	$(0.18)	$—
Basic (as restated)	(0.20)	(0.04)	(0.18)	(0.01)
Diluted (as previously reported)	(0.19)	(0.03)	(0.18)	—
Diluted (as restated)	(0.20)	(0.04)	(0.18)	(0.01)

2004
Net Sales	$19,573	$20,729	$20,672	$24,796
Gross profit	6,625	7,346	6,724	9,244
Net income	352	694	24	991
Net income per share:
Basic	$0.05	$0.10	$—	$0.15
Diluted	0.05	0.10	—	0.14

2005
Net sales	$23,299	$24,929	$24,820
Gross profit	8,016	8,823	8,388
Net income	406	704	293
Net income per share:
Basic	$0.06	$0.10	$0.04
Diluted	0.06	0.10	0.04

(1)	Summarized quarterly financial information in fiscal 2003 has been restated to reflect the correction of an error related to lease accounting, as discussed in Note 8.

3,000,000 Shares

Common Stock

P R O S P E C T U S

Wedbush Morgan Securities	Roth Capital Partners

                             , 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Other Expenses of Issuance and Distribution.

The estimated expenses of this offering, all of which are to be borne by the Registrant, are as follows:

SEC Registration Fee	$3,504
NASD Filing Fee	3,774
Nasdaq National Market Additional Shares Listing Fee	101,000
Underwriters’ Accountable Out-of-Pocket Expenses	70,000
Printing and Engraving	50,000
Accounting Fees and Expenses	80,000
Legal Fees and Expenses	100,000
Transfer Agent Fees	5,000
Miscellaneous	15,000

Total	$428,278

*	Estimated expenses

Item 14. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The registrant’s Bylaws also provide that the Registrant will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent not prohibited by Delaware law. The registrant’s Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the registrant and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The registrant has entered into agreements with its directors and executive officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The registrant also maintains certain insurance policies that insure its officers and directors against certain liabilities incurred in their capacities as officers and directors.

Item 15. Recent Sales of Unregistered Securities

In October 2005, the registrant sold an aggregate of 3,000 shares of its Series A Convertible Preferred Stock for $3,000,000 to a single sophisticated accredited investor. The preferred shares were convertible into common stock at a conversion price of $5.25 per share , and the investor converted such shares in January 2006 into a total of 571,428 shares of common stock. In addition, at the time of the original investment, the investor was issued two warrants, one warrant to purchase 71,429 shares of common stock at $8.00 per share, and the other to purchase 71,428 shares of common stock at $11.00 per share. Both warrants are exercisable for three years and contain a cashless exercise provision. The issuance of the preferred shares and warrants was made pursuant to the exemption contained in Section 4(2) of the Securities Act. Subsequent to the issuance of the preferred shares and warrants, the registrant filed a registration statement on Form S-3, registering the underlying common stock for resale by the investor or its assignees or transferees. Wedbush Morgan Securities Inc. received an investment banking fee of $120,000 in connection with this private placement.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description of Document

1	Form of Underwriting Agreement*

3.1	Certificate of Incorporation of the Registrant, as amended(7)

3.2	By-laws of the Registrant(1)

4.1	Specimen Common Stock Certificate(2)

4.2	Form of Underwriter’s Warrant*

5	Opinion of Wickersham & Murphy, a Professional Corporation, regarding the legality of the securities being registered*

10.1	1998 Equity Incentive Plan with forms of non-qualified and incentive stock option agreements(2)

10.2	Directors’ Stock Option Plan with form of stock option agreement(2)

10.3	Form of Indemnification Agreement between the Registrant and certain of its officers and directors(1)

10.4	Loan and Security Agreement between the Registrant and Wells Fargo Retail Finance, LLC, dated April 18, 2003(3)

10.5	Security Agreement between the Registrant and Wells Fargo Retail Finance, LLC, dated April 18, 2003(3)

10.6	Stock Pledge Agreement between the Registrant and Wells Fargo Retail Finance, LLC, dated April 18, 2003(3)

10.7	General Continuing Guaranty Between the Registrant and Wells Fargo Retail Finance, LLC, dated April 18, 2003(3)

10.8	Amendment Number One to Loan and Security Agreement between the Registrant and Wells Fargo Retail Finance, LLC dated September 24, 2004(4)

10.9	Amendment Number Two and Waiver between the Registrant and Wells Fargo Retail Finance, LLC, dated May 12, 2005(5)

10.10	Amendment Number Three to Loan and Security Agreement between the Registrant and Wells Fargo Finance, LLC, dated August 11, 2005(5)

Exhibit Number	Description of Document

10.11	Securities Purchase Agreement between the Registrant and Magnetar Capital Master Fund, Ltd, dated October 3, 2005(6)

10.12	Registration Rights Agreement between the Registrant and Magnetar Capital Master Fund, Ltd., dated October 3, 2005(6)

10.13	Form of Warrants issued to Magnetar Capital Master Fund, Ltd, dated October 3, 2005(6)

21	List of Subsidiaries(7)

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of Wickersham & Murphy (included in Exhibit 5)

24.1	Power of Attorney (see Page II-4)

(1)	Incorporated by reference from the registrant’s registration statement on Form S-1, filed December 10, 1997 (File No. 333-41877) (the “IPO Registration Statement”).
(2)	Incorporated by reference from the registrant’s Pre-effective Amendment No. 1 to the IPO Registration Statement, filed January 26, 1998.
(3)	Incorporated by reference from the registrant’s Current Report on Form 8-K, filed on May 12, 2003.
(4)	Incorporated by reference from the registrant’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005, filed on March 31, 2005.
(5)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q for the fiscal period ended July 2, 2005, filed on August 16, 2005.
(6)	Incorporated by reference from the registrant’s Current Report on Form 8-K, filed on October 4, 2005.
(7)	Incorporated by reference from the registrant’s registration statement on Form S-1, filed February 17, 2006 (File No. 333-131915).
*	To be filed by amendment.

Item 17. Undertakings

A. The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sherman Oaks, State of California, on March 2, 2006.

SHOE PAVILION, INC.

By:	/S/ DMITRY BEINUS
Dmitry Beinus Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/S/ DMITRY BEINUS Dmitry Beinus	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 2, 2006

/S/ NEIL T. WATANABE Neil T. Watanabe	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 2, 2006

* Denise A. Ellwood	Director	March 2, 2006

* David H. Folkman	Director	March 2, 2006

* Peter G. Hanelt	Director	March 2, 2006

*By:	/S/ DMITRY BEINUS
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Form of Underwriting Agreement*

3.1	Certificate of Incorporation of the Registrant, as amended(7)

3.2	By-laws of the Registrant(1)

4.1	Specimen Common Stock Certificate(2)

4.2	Form of Underwriter’s Warrant*

5	Opinion of Wickersham & Murphy, a Professional Corporation, regarding the legality of the securities being registered*

10.1	1998 Equity Incentive Plan with forms of non-qualified and incentive stock option agreements(2)

10.2	Directors’ Stock Option Plan with form of stock option agreement(2)

10.3	Form of Indemnification Agreement between the Registrant and certain of its officers and directors(1)

10.4	Loan and Security Agreement between the Registrant and Wells Fargo Retail Finance, LLC, dated April 18, 2003(3)

10.5	Security Agreement between the Registrant and Wells Fargo Retail Finance, LLC, dated April 18, 2003(3)

10.6	Stock Pledge Agreement between the Registrant and Wells Fargo Retail Finance, LLC, dated April 18, 2003(3)

10.7	General Continuing Guaranty Between the Registrant and Wells Fargo Retail Finance, LLC, dated April 18, 2003(3)

10.8	Amendment Number One to Loan and Security Agreement between the Registrant and Wells Fargo Retail Finance, LLC dated September 24, 2004(4)

10.9	Amendment Number Two and Waiver between the Registrant and Wells Fargo Retail Finance, LLC, dated May 12, 2005(5)

10.10	Amendment Number Three to Loan and Security Agreement between the Registrant and Wells Fargo Finance, LLC, dated August 11, 2005(5)

10.11	Securities Purchase Agreement between the Registrant and Magnetar Capital Master Fund, Ltd, dated October 3, 2005(6)

10.12	Registration Rights Agreement between the Registrant and Magnetar Capital Master Fund, Ltd., dated October 3, 2005(6)

10.13	Form of Warrants issued to Magnetar Capital Master Fund, Ltd, dated October 3, 2005(6)

21	List of Subsidiaries(7)

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of Wickersham & Murphy (included in Exhibit 5)

24.1	Power of Attorney (see Page II-4)

(1)	Incorporated by reference from the registrant’s registration statement on Form S-1, filed December 10, 1997 (File No. 333-41877) (the “IPO Registration Statement”).
(2)	Incorporated by reference from the registrant’s Pre-effective Amendment No. 1 to the IPO Registration Statement, filed January 26, 1998.
(3)	Incorporated by reference from the registrant’s Current Report on Form 8-K, filed on May 12, 2003.
(4)	Incorporated by reference from the registrant’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005, filed on March 31, 2005.
(5)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q for the fiscal period ended July 2, 2005, filed on August 16, 2005.
(6)	Incorporated by reference from the registrant’s Current Report on Form 8-K, filed on October 4, 2005.
(7)	Incorporated by reference from the registrant’s registration statement on Form S-1, filed February 17, 2006 (File No. 333-131915).
*	To be filed by amendment.